Exhibit 99.1

Intercorp Financial Services Inc.

Second Quarter 2022 Earnings

Lima, Peru, August 15, 2022. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the second quarter 2022. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Strong results in Banking, Insurance and Payments. Negative impact in Wealth Management

•	Sustained revenues with important NIM expansion
•	Stable C/I ratio in Banking, IFS’ C/I ratio impacted by Wealth Management
•	Solid capitalization levels
•	Positive development in digital indicators in Banking and Insurance

Banking: Strong quarter in core banking activity

•	Banking activity still strong, double-digit growth in NII and fees
•	Shift in loan mix and repricing of new loan disbursements boosts NIM, up to 4.9%
•	Increasing levels of CoR in line with shift in loan mix, up to 1.8%
•	~20% growth in customer base, reaching 5 million

Insurance: Profits almost doubled QoQ driving ROE up to 31.6%

•	NII grew 27% QoQ and 30% YoY
•	Gains on investments drive ROIP up to 7.7%
•	Contraction in annuities business during the quarter

Wealth Management: Results affected by negative impact on investment portfolio

•	Investment income still affected by market trends
•	Fees from financial services grew 9% QoQ
•	Slight quarterly growth in AUM and loans

Payments: Izipay, pillar for building our payments ecosystem

•	Payments acquirer fees grew 10% QoQ and 75% YoY, representing 89% of total fees
•	Strong growth in number of merchants and transactional volumes
•	27% ROE in 2Q22

Important disclosure

Acquisition of Procesos de Medios de Pago S.A. and Subsidiary (Izipay)

In April 2022, IFS acquired 50 percent of the capital stock of Procesos de Medios de Pago S.A. and its subsidiary Izipay S.A.C. (henceforth “Izipay Group”, “Izipay” or "acquired entities"). The amount paid for the transaction was US$83,775,000 (equivalent to approximately S/312,647,000). After this acquisition, IFS holds, directly and indirectly, 100 percent of the capital stock issued by Izipay. Before this transaction, IFS through its subsidiary Interbank, held indirectly 50 percent of the capital stock of Izipay.

This acquisition will be recorded following the guidelines and timelines set by IFRS 3 “Business Combinations” for an acquisition achieved in stages. According to said IFRS, assets and liabilities of acquired entities must be recorded at their fair value estimated at the acquisition date, including the identified intangible assets not recorded in the financial statements of the acquired entities.

As of the date of this report, the Company is under the process of determining the fair values of the acquired assets and liabilities, as well as of the intangibles not recognized by Izipay with the purpose of completing the corresponding accounting records.

For further information, please see Note 1 (c) to our interim consolidated financial statements as of June 30, 2022 (unaudited), December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited).

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	06.30.21	03.31.22	06.30.22	%chg 06.30.22/ 03.31.22	%chg 06.30.22/ 06.30.21
Assets
Cash and due from banks and inter-bank funds	19,410.4	13,690.8	12,504.0	(8.7)%	(35.6)%
Financial investments	24,278.1	24,306.7	23,594.4	(2.9)%	(2.8)%
Loans, net of unearned interest	43,875.2	44,320.3	46,024.9	3.8%	4.9%
Impairment allowance for loans	(2,467.0)	(2,039.2)	(2,044.5)	0.3%	(17.1)%
Property, furniture and equipment, net	788.6	807.7	843.6	4.5%	7.0%
Other assets	4,654.3	4,297.7	4,780.1	11.2%	2.7%
Total assets	90,539.7	85,383.9	85,702.5	0.4%	(5.3)%
Liabilities and equity
Deposits and obligations	49,491.7	46,502.7	47,277.7	1.7%	(4.5)%
Due to banks and correspondents and inter-bank funds	9,027.4	7,516.2	8,062.2	7.3%	(10.7)%
Bonds, notes and other obligations	8,250.9	7,821.8	7,905.4	1.1%	(4.2)%
Insurance contract liabilities	11,567.7	11,031.1	10,351.7	(6.2)%	(10.5)%
Other liabilities	2,883.0	3,490.5	3,090.6	(11.5)%	7.2%
Total liabilities	81,220.8	76,362.2	76,687.7	0.4%	(5.6)%
Equity, net
Equity attributable to IFS' shareholders	9,271.5	8,973.3	8,965.8	(0.1)%	(3.3)%
Non-controlling interest	47.4	48.4	49.0	1.4%	3.4%
Total equity, net	9,318.9	9,021.7	9,014.8	(0.1)%	(3.3)%
Total liabilities and equity net	90,539.7	85,383.9	85,702.5	0.4%	(5.3)%

Intercorp Financial Services’ net profit was S/ 251.3 million in 2Q22, a decrease of S/ 152.0 million QoQ, or 37.7%, and S/ 204.2 million YoY, or 44.8%.

It is worth mentioning that IFS’ results in 2Q22 were impacted by an investment loss in our Wealth Management business for S/ -147.0 million.

IFS’s annualized ROE was 11.1% in 2Q22, below the 17.4% registered in 1Q22 and the 20.0% reported in 2Q21. Excluding the previously mentioned impact of investment loss in Wealth Management, ROE would have resulted in 17.5% in 2Q22.

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Intercorp Financial Services’ P&L statement

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Interest and similar income	1,112.3	1,248.1	1,392.1	11.5%	25.1%
Interest and similar expenses	(244.9)	(303.4)	(360.3)	18.8%	47.2%
Net interest and similar income	867.5	944.7	1,031.8	9.2%	18.9%
Impairment loss on loans, net of recoveries	(177.8)	(149.6)	(193.3)	29.2%	8.7%
Recovery (loss) due to impairment of financial investments	(7.8)	2.0	0.3	(83.6)%	n.m.
Net interest and similar income after impairment loss	681.9	797.1	838.8	5.2%	23.0%
Fee income from financial services, net	200.6	204.2	284.7	39.4%	41.9%
Other income	268.1	104.0	(4.8)	n.m.	n.m.
Total premiums earned minus claims and benefits	(45.9)	(20.7)	(60.8)	n.m.	32.3%
Net Premiums	225.0	272.3	233.9	(14.1)%	4.0%
Adjustment of technical reserves	(46.0)	(94.9)	(75.3)	(20.7)%	63.7%
Net claims and benefits incurred	(225.0)	(198.1)	(219.4)	10.7%	(2.5)%
Other expenses	(525.8)	(581.2)	(661.5)	13.8%	25.8%
Income before translation result and income tax	578.9	503.4	396.4	(21.3)%	(31.5)%
Translation result	(20.5)	(4.9)	(23.5)	n.m.	14.5%
Income tax	(102.8)	(95.2)	(121.6)	27.8%	18.3%
Profit for the period	455.5	403.3	251.3	(37.7)%	(44.8)%
Attributable to IFS' shareholders	453.4	401.0	248.9	(37.9)%	(45.1)%
EPS	3.93	3.47	2.16
ROE	20.0%	17.4%	11.1%
ROA	2.0%	1.8%	1.2%
Efficiency ratio	32.4%	37.2%	40.2%

Quarter-on-quarter performance

Profits decreased 37.7% QoQ mainly due to a higher mark-to-market loss on proprietary portfolio investments in our Wealth Management business, in addition to increases in other expenses and impairment loss on loans, both in our Banking business. It is important to note that the increase in other expenses was also explained by the addition of our new Payments business in the consolidated figures. Additionally, a decrease in total premiums earned minus claims and benefits in our Insurance business, a higher effective tax rate in our Banking business and a lower translation result at the holding company level also contributed to lower earnings QoQ. These factors were partially offset by increases in net interest and similar income in our Banking and Insurance businesses, as well as in net fee income from financial services in our Payments and Banking businesses.

Net interest and similar income grew S/ 87.1 million QoQ, or 9.2%, mainly explained by higher interest and similar income associated with higher dividends received, higher interest rates, and higher inflation rates in our Insurance business, as well as in interest on financial investments and loans in our Banking business. These effects were partially offset by lower net interest and similar income in our Wealth Management business, explained by lower coupons and dividends received from the investment portfolio, and higher interest expenses on credit lines from banks.

Impairment loss on loans, net of recoveries increased S/ 43.7 million QoQ, or 29.2%, explained by higher provision requirements in the retail loan book, partially offset by lower provisions requirements in the commercial loan book, all in our Banking business. Furthermore, our Insurance business reported a negative performance in results due to impairment of financial investments.

Net fee income from financial services grew S/ 80.5 million QoQ, or 39.4%, mainly due to the addition of our new Payments business in the consolidated figures. Moreover, sequentially higher commissions across varied services in our Banking and Wealth Management businesses also contributed to the increase in net fee income from financial services.

Other income turned negative QoQ, mainly as a result of an investment loss in our Wealth Management business. This effect was partially compensated by higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss in our Banking business, as well as an increase in valuation gain (loss) from investment property in our Insurance business.

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Total premiums earned minus claims and benefits in our Insurance business were S/ -60.7 million in the quarter, a decrease of S/ 40.0 million QoQ. This resulted from a reduction of S/ 38.4 million in net premiums, while a lower adjustment of technical reserves offset an increase in net claims and benefits incurred.

Other expenses increased S/ 80.3 million QoQ, or 13.8%, explained by higher administrative expenses, salaries and employee benefits, and depreciation and amortization charges, all in our Banking business, as well as the expense contribution of our new Payments business in the consolidated figures. These factors were partially offset by slightly lower expenses across our Insurance and Wealth Management businesses. It is important to note that an important driver of expense growth was related to investments in IT and new business ventures, in addition to variable costs associated with a higher level of marketing and credit cards activity.

IFS’ effective tax rate increased, from 19.1% in 1Q22 to 32.6% in 2Q22, as a result of a higher effective tax rate in our Banking business.

Year-on-year performance

Profits decreased 44.8% YoY mainly due to lower other income attributed to negative market trends impacting investments, particularly in our Wealth Management business. Moreover, other expenses grew across all businesses and due to the addition of our new Payments business in the consolidated figures. Additionally, a decrease in total premiums earned minus claims and benefits in our Insurance business, higher provisions in our Banking business and a lower translation result also contributed to the decline in IFS’ net profit compared to 2Q21.These effects were partially compensated by strong increases in net interest and similar income in our Banking and Insurance businesses, as well as in net fee income from financial services due to the contribution of our Payments and Banking businesses.

Net interest and similar income grew S/ 164.3 million YoY, or 18.9%, mainly due to higher interest on all interest-earning assets in our Banking business, in addition to an increase in interest and similar income in our Insurance business, associated with higher dividends received, higher interest rates, and higher inflation rates. These factors were partially offset by lower income from financial investments in our Wealth Management business.

Impairment loss on loans, net of recoveries grew S/ 15.5 million YoY, or 8.7%, mainly explained by higher requirements in the retail loan book as well as in the commercial loan book. Provisions increased across all components of credit in our Banking business.

Net fee income from financial services increased S/ 84.1 million YoY, or 41.9%, mainly due to the addition of our new Payments business in the consolidated figures, which reported higher income from payments acquirer due to higher transactional volumes, as well as higher commissions across most products and services in our Banking business. These effects were partially offset by a decrease in fees in our Wealth Management business, associated with lower fees from funds management and brokerage and custody services.

Other income declined S/ 272.9 million YoY, mainly attributable to a mark-to-market loss in net trading gain in our Wealth Management business, in addition to reductions in net gain (loss) on financial assets at fair value through profit or loss and in net gain (loss) on sale of financial investments, both effects in our Insurance and Banking businesses.

On a yearly basis, total premiums earned minus claims and benefits in our Insurance business decreased S/ 14.8 million due to growth of S/ 29.3 million in adjustment of technical reserves, partially compensated by a S/ 9.0 million increase in net premiums and a S/ 5.6 million decrease in net claims and benefits incurred.

Other expenses grew S/ 135.7 million YoY, or 25.8%, as the result of higher administrative expenses, salaries and employee benefits, across all businesses. Moreover, the addition of our new Payments business in the consolidated figures also contributed to the increase in other expenses. It is important to note that an important driver of expense growth in our Banking business was related to investments in IT and new business ventures, in addition to variable costs associated with a higher level of marketing and credit cards activity.

IFS’ effective tax rate increased, from 18.4% in 2Q21 to 32.6% in 2Q22, as a result of a higher profit contribution from our Banking business.

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CONTRIBUTION BY BUSINESS

The following table shows the contribution of our Banking, Insurance, Wealth Management and Payments businesses to Intercorp Financial Services’ net profit. The performance of each of the four businesses is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Banking	274.3	322.4	321.2	(0.4)%	17.1%
Insurance	108.9	38.6	77.0	99.1%	(29.3)%
Wealth Management	89.6	3.0	(120.3)	n.m.	n.m.
Payments	-	-	12.6	n.m.	n.m.
Corporate and eliminations	(17.2)	39.2	(39.1)	n.m.	n.m.
IFS profit for the period	455.5	403.3	251.3	(37.7)%	(44.8)%

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Interbank

SUMMARY

Interbank’s profits were S/ 321.2 million in 2Q22, a slight decrease of S/ 1.2 million QoQ, or 0.4%, but an increase of S/ 46.9 million YoY, or 17.1%. The quarterly result was mainly attributed to increases of S/ 41.7 million in impairment loss on loans and S/ 26.4 million in other expenses, in addition to a higher effective tax rate. These factors were partially offset by increases of S/ 42.5 million in net interest and similar income, S/ 6.9 million in net fee income from financial services and S/ 2.9 million in other income, as well as a positive performance in translation result.

The annual performance in net profit was mainly explained by increases of S/ 120.4 million in net interest and similar income, and S/ 27.2 million in net fee income from financial services, as well as a positive performance in translation result. These effects were partially compensated by S/ 61.3 million higher other expenses and S/ 17.9 million lower other income, in addition to S/ 15.5 million higher impairment loss on loans.

Interbank’s ROE was 19.4% in 2Q22, higher than the 19.1% and 17.3% registered in 1Q22 and 2Q21, respectively.

Banking Segment’s P&L Statement

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Interest and similar income	881.3	1,010.0	1,107.4	9.6%	25.7%
Interest and similar expense	(211.2)	(261.9)	(316.9)	21.0%	50.0%
Net interest and similar income	670.1	748.0	790.5	5.7%	18.0%
Impairment loss on loans, net of recoveries	(177.9)	(151.7)	(193.4)	27.5%	8.7%
Recovery (loss) due to impairment of financial investments	(0.4)	(0.1)	0.0	n.m.	n.m.
Net interest and similar income after impairment loss	491.8	596.3	597.1	0.1%	21.4%
Fee income from financial services, net	162.9	183.2	190.1	3.8%	16.7%
Other income	131.9	111.1	114.0	2.6%	(13.6)%
Other expenses	(419.6)	(454.5)	(480.9)	5.8%	14.6%
Income before translation result and income tax	367.1	436.1	420.2	(3.6)%	14.5%
Translation result	0.2	(28.4)	8.9	n.m.	n.m.
Income tax	(93.0)	(85.2)	(107.9)	26.6%	16.0%
Profit for the period	274.3	322.4	321.2	(0.4)%	17.1%
ROE	17.3%	19.1%	19.4%
Efficiency ratio	42.5%	41.7%	42.3%
NIM	3.9%	4.5%	4.9%
NIM on loans	7.0%	7.1%	7.6%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 63,420.4 million as of June 30, 2022, an increase of 1.2% QoQ, but a decrease of 4.1% YoY.

The quarterly growth in interest-earning assets was attributed to an increase of 3.9% in loans, partially compensated by reductions of 7.3% in cash and due from banks and inter-bank funds, and 0.2% in financial investments. The reduction in cash and due from banks and inter-bank funds was mainly due to lower deposits at the Central Bank, partially offset by higher reserve funds at the same institution. The slight decrease in financial investments was mainly a result of lower balances of sovereign bonds, global bonds and corporate bonds from non-financial institutions, partially compensated by higher balances of Central Bank Certificates of Deposits (CDBCR) and corporate bonds from financial institutions.

The YoY decrease in interest-earning assets was explained by a 36.0% reduction in cash and due from banks and inter-bank funds, partially compensated by increases of 8.1% in financial investments and 6.4% in loans. The decrease in cash and due from banks and inter-bank funds resulted mainly from lower deposits at the Central Bank, partially offset by higher reserve funds at the same institution. The increase in financial investments resulted from higher volumes of CDBCR, sovereign bonds and corporate bonds from non-financial institutions, partially compensated by lower balances of global bonds and corporate bonds from financial institutions.

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Interest-earning assets

S/ million	06.30.21	03.31.22	06.30.22	%chg 06.30.22/ 03.31.22	%chg 06.30.22/ 06.30.21
Cash and due from banks and inter-bank funds	16,686.2	11,518.4	10,676.2	(7.3)%	(36.0)%
Financial investments	9,733.9	10,549.3	10,525.3	(0.2)%	8.1%
Loans	39,688.8	40,623.5	42,218.9	3.9%	6.4%
Total interest-earning assets	66,108.9	62,691.2	63,420.4	1.2%	(4.1)%

Loan portfolio

S/ million	06.30.21	03.31.22	06.30.22	%chg 06.30.22/ 03.31.22	%chg 06.30.22/ 06.30.21
Performing loans
Retail	18,610.2	21,067.1	22,001.5	4.4%	18.2%
Commercial	21,684.8	19,645.0	20,384.8	3.8%	(6.0)%
Total performing loans	40,295.1	40,712.0	42,386.3	4.1%	5.2%
Restructured and refinanced loans	246.5	254.2	258.0	1.5%	4.7%
Past due loans	1,262.5	1,334.2	1,218.1	(8.7)%	(3.5)%
Total gross loans	41,804.0	42,300.4	43,862.3	3.7%	4.9%
Add (less)
Accrued and deferred interest	351.6	361.7	400.7	10.8%	14.0%
Impairment allowance for loans	(2,466.8)	(2,038.7)	(2,044.1)	0.3%	(17.1)%
Total direct loans, net	39,688.8	40,623.5	42,218.9	3.9%	6.4%

The evolution of performing loans continued to be affected by the disbursement and maturity or prepayment of commercial loans under the Reactiva Peru Program. As of June 30, 2022, these performing loans amounted S/ 3,337.2 million, compared to balances of S/ 3,877.5 million as of March 31, 2022 and S/ 6,077.5 million as of June 30, 2021.

Performing loans grew 4.1% QoQ, explained by increases of 4.4% in retail loans and 3.8% in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have grown 6.0% and 8.1% QoQ, respectively.

Retail loans grew 4.4% QoQ due to increases of 5.0% in consumer loans and 3.6% in mortgages. Growth in consumer loans resulted from higher balances of credit cards and cash loans, while payroll deduction loans remained relatively stable. The increase in mortgage loans was explained by higher demand in both traditional and MiVivienda products.

Growth in commercial loans was a result of higher short and medium-term lending, leasing operations and trade finance loans, mainly in the corporate segment. This was partially offset by lower loans of all commercial products in the small and mid-sized segments.

Performing loans grew 5.2% YoY explained by an 18.2% increase in retail loans, partially offset by a 6.0% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have increased 14.1% and 9.2% YoY, respectively.

The YoY growth in retail loans was due to increases of 26.6% in consumer loans and 7.3% in mortgages. The increase in consumer loans resulted from higher credit cards and payroll deduction loans, among others. Growth in mortgages was due to higher demand in both traditional and MiVivienda products.

The annual reduction in commercial loans was mainly explained by lower balances of Reactiva Peru loans within short and medium-term lending, as well as lower leasing operations; both effects across the corporate and mid-sized segments. These factors were partially offset by higher trade finance loans across all segments.

In 2Q22, 1Q22 and 2Q21, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 1,829.3, S/ 1,932.4 million and S/ 406.2 million, respectively, representing 52.3% of total balances of Reactiva Peru loans in 2Q22, 46.1% in 1Q22 and 6.7% in 2Q21.

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It is worth mentioning that these loans are guaranteed in large part by the Peruvian government and as of June 30, 2022, Interbank activated the guarantee coverage for an amount of S/ 440.6 million.

Breakdown of retail loans

S/ million	06.30.21	03.31.22	06.30.22	%chg 06.30.22/ 03.31.22	%chg 06.30.22/ 06.30.21
Consumer loans:
Credit cards & other loans	5,992.0	8,145.5	8,774.4	7.7%	46.4%
Payroll deduction loans(1)	4,534.9	4,545.3	4,552.2	0.2%	0.4%
Total consumer loans	10,526.9	12,690.8	13,326.6	5.0%	26.6%
Mortgages	8,083.4	8,376.3	8,674.9	3.6%	7.3%
Total retail loans	18,610.2	21,067.1	22,001.5	4.4%	18.2%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	06.30.21	03.31.22	06.30.22	%chg 06.30.22/ 03.31.22	%chg 06.30.22/ 06.30.21
Deposits and obligations	45,209.3	42,885.9	43,576.8	1.6%	(3.6)%
Due to banks and correspondents and inter-bank funds	8,695.5	7,237.7	7,538.4	4.2%	(13.3)%
Bonds, notes and other obligations	6,876.6	6,472.1	6,568.0	1.5%	(4.5)%
Total	60,781.3	56,595.7	57,683.2	1.9%	(5.1)%
% of funding
Deposits and obligations	74.4%	75.8%	75.5%
Due to banks and correspondents and inter-bank funds	14.3%	12.8%	13.1%
Bonds, notes and other obligations	11.3%	11.4%	11.4%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of June 30, 2022, the balance of such special funding was S/ 3,139.8 million, compared to S/ 3,688.1 million as of March 31, 2022 and S/ 5,435.3 million as of June 30, 2021.

The bank’s total funding base grew 1.9% QoQ, above the 1.2% growth of interest-earning assets. This was explained by increases of 4.2% in due to banks and correspondents and inter-bank funds, 1.6% in deposits and obligations, and 1.5% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and the balance of due to banks and correspondents and inter-bank funds would have grown 3.1% and 23.9% QoQ, respectively.

The increase in due to banks and correspondents and inter-bank funds was mainly the result of higher long-term funding from the Central Bank and COFIDE, which were partially compensated by lower short-term funding provided by correspondent banks abroad.

The quarterly performance of deposits and obligations was mainly due to growth of 6.4% in institutional deposits and 5.5% in commercial deposits, while retail deposits decreased 2.3%.

The QoQ increase in bonds, notes and other obligations was mainly attributable to a 3.4% increase of the foreign exchange rate with respect to 1Q22, partially offset by the maturity of local subordinated bonds for S/ 137.9 million in June 2022.

The bank’s total funding base decreased 5.1% YoY, more than the 4.1% annual reduction in interest-earning assets. This was explained by decreases of 13.3% in due to banks and correspondents and inter-bank funds, 4.5% in bonds, notes and other obligations, and 3.6% in deposits and obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have reduced 1.5%, while due to banks and correspondents and inter-bank funds would have increased 34.9% YoY.

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The annual decrease in due to banks and correspondents and inter-bank funds was mainly the result of a reduction in long-term funding provided by the Central Bank, associated with lower funds for the Reactiva Peru Program, as well as lower short-term funding provided by correspondent banks abroad. These effects were partially compensated by higher funding from COFIDE.

The YoY decrease in bonds, notes and other obligations was mainly attributable to a lower volume given the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021 and the maturity of local subordinated bonds for S/ 137.9 million in June 2022, as well as a reduction of 0.9% of the foreign exchange rate with respect to 2Q21.

The annual reduction in deposits and obligations was mainly explained by decreases of 22.2% in institutional deposits and 5.0% in commercial deposits, partially offset by an increase of 3.4% in retail deposits.

As of June 30, 2022, the proportion of deposits and obligations to total funding was 75.5%, higher than the 74.4% reported as of June 30, 2021. Likewise, the proportion of institutional deposits to total deposits decreased from 14.8% as of June 30, 2021 to 12.0% as of June 30, 2022.

Breakdown of deposits

S/ million	06.30.21	03.31.22	06.30.22	%chg 06.30.22/ 03.31.22	%chg 06.30.22/ 06.30.21
By customer service:
Retail	20,967.0	22,190.3	21,686.3	(2.3)%	3.4%
Commercial	17,148.7	15,447.6	16,298.1	5.5%	(5.0)%
Institutional	6,712.9	4,907.7	5,222.6	6.4%	(22.2)%
Other	380.7	340.4	369.8	8.7%	(2.9)%
Total	45,209.3	42,885.9	43,576.8	1.6%	(3.6)%
By type:
Demand	14,117.8	12,417.2	13,162.5	6.0%	(6.8)%
Savings	19,580.5	21,592.0	20,596.3	(4.6)%	5.2%
Time	11,505.0	8,862.0	9,812.1	10.7%	(14.7)%
Other	5.9	14.7	6.0	(59.5)%	1.4%
Total	45,209.3	42,885.9	43,576.9	1.6%	(3.6)%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q21	1Q22	2Q22	%chg QoQ		%chg YoY
Interest and similar income	881.3	1,010.0	1,107.4	9.6%		25.7%
Interest and similar expense	(211.2)	(261.9)	(316.9)	21.0%		50.0%
Net interest and similar income	670.1	748.0	790.5	5.7%		18.0%
NIM	3.9%	4.5%	4.9%	40	bps	100	bps

Interest and similar income

S/ million	2Q21	1Q22	2Q22	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	4.5	34.4	15.0	(56.4)%		n.m.
Financial investments	65.4	87.4	103.2	18.1%		57.8%
Loans	811.4	888.2	989.2	11.4%		21.9%
Total Interest and similar income	881.3	1,010.0	1,107.4	9.6%		25.7%
Average interest-earning assets	69,157.2	66,291.2	65,097.2	(1.8)%		(5.9)%
Average yield on assets (annualized)	5.1%	6.1%	6.8%	70	bps	170	bps

10

Interest and similar expense

S/ million	2Q21	1Q22	2Q22	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(84.1)	(134.3)	(184.0)	37.0%		n.m.
Due to banks and correspondents and inter-bank funds	(35.3)	(38.8)	(42.4)	9.3%		20.0%
Bonds, notes and other obligations	(91.8)	(88.8)	(90.5)	1.9%		(1.4)%
Total Interest and similar expense	(211.2)	(261.9)	(316.9)	21.0%		50.0%
Average interest-bearing liabilities	61,382.6	58,306.9	57,139.5	(2.0)%		(6.9)%
Average cost of funding (annualized)	1.4%	1.8%	2.2%	40	bps	80	bps

QoQ Performance

Net interest and similar income grew 5.7% QoQ due to a 9.6% increase in interest and similar income, partially offset by 21.0% growth in interest and similar expense.

The higher interest and similar income was due to increases of 18.1% in interest on financial investments and 11.4% in interest on loans, partially offset by a 56.4% reduction in interest on due from banks and inter-bank funds.

Interest on financial investments increased S/ 15.8 million QoQ, or 18.1%, due to a 50 basis point increase in the average yield, from 3.4% in 1Q22 to 3.9% in 2Q22, in addition to 2.2% growth in the average volume attributed to higher balances of CDBCR.

Interest on loans grew S/ 101.0 million QoQ, or 11.4%, as the result of an 80 basis point increase in the average yield, together with 1.0% growth in the average loan portfolio.

The higher average rate on loans, from 8.3% in 1Q22 to 9.1% in 2Q22, was explained by yield increases of 90 basis points in retail loans and 40 basis points in commercial loans. The yield increase in retail loans was due to higher rates on consumer loans, while the average rate on mortgages remained stable. In the commercial portfolio, rates increased across all products, particularly trade finance and working capital loans.

The slightly higher average volume of loans was attributed to 4.2% growth in retail loans, partially offset by a decrease of 2.1% in commercial loans. Consequently, the average balance of retail loans continued to be higher than that of the commercial portfolio. In the retail portfolio, average volumes increased 5.3% in consumer loans and 2.4% in mortgages. In the commercial portfolio, average volumes decreased 4.4% in trade finance loans and 1.5% in leasing operations, while balances of short and medium-term loans remained relatively stable.

Interest on due from banks and inter-bank funds declined S/ 19.4 million QoQ, or 56.4%, explained by a 60 basis point decrease in the nominal average rate, in addition to a 14.4% reduction in the average volume due to lower deposits at the Central Bank.

The nominal average yield on interest-earning assets increased 70 basis points QoQ, from 6.1% in 1Q22 to 6.8% in 2Q22, in line with the higher returns on loans and investments.

The higher interest and similar expense was due to increases of 37.0% in interest on deposits and obligations, 9.3% in interest on due to banks and correspondents, and 1.9% in interest on bonds, notes and other obligations.

The quarterly growth in interest on deposits and obligations was due to a 50 basis point increase in the average cost, from 1.2% in 1Q22 to 1.7% in 2Q22, partially offset by a 1.6% decrease in the average volume. The increase in the average cost was due to higher rates paid to institutional deposits, commercial deposits and retail time deposits, following the Central Bank’s decision to accelerate the monetary policy rate hikes. By currency, average balances of soles-denominated deposits decreased 1.0% while average dollar-denominated deposits declined 2.5%.

Interest on due to banks and correspondents increased 9.3%, explained by a 30 basis point increase in the average cost, partially compensated by a reduction of 3.7% in the average volume due to lower funding from the Central Bank and correspondent banks abroad.

11

The 1.9% growth in interest on bonds, notes and other obligations was mainly attributable to the effect of a higher inflation rate on the debt service of local senior bonds which are adjusted to inflation, partially offset by a lower average foreign exchange rate with respect to 1Q22.

The average cost of funding increased 40 basis points, from 1.8% in 1Q22 to 2.2% in 2Q22, as a consequence of the higher cost of deposits and due to banks.

As a result of the above, net interest margin was 4.9% in 2Q22, 40 basis points higher than the 4.5% reported in 1Q22.

YoY Performance

Net interest and similar income grew 18.0% YoY due to a 25.7% increase in interest and similar income, partially offset by 50.0% growth in interest and similar expense.

The higher interest and similar income was due to increases of more than three-fold in interest on due from banks and inter-bank funds, 57.8% in interest on financial investments and 21.9% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 10.5 million YoY, or more than three-fold, explained by growth of 40 basis points in the average yield, despite a 36.0% reduction in the average volume. The higher yield was attributed to the effect of a higher policy rate on the return of liquid assets, while the lower average volume was explained by lower deposits at the Central Bank.

Interest on financial investments increased S/ 37.8 million YoY, or 57.8%, due to growth of 120 basis points in the average yield and 6.8% in the average volume. The increase in the nominal average rate, from 2.7% in 2Q21 to 3.9% in 2Q22, was explained by higher returns on CDBCR and sovereign bonds. Growth in the average volume was the result of higher average balances of CDBCR, corporate bonds and sovereign bonds, partially offset by lower balances of global bonds.

Interest on loans grew S/ 177.8 million YoY, or 21.9%, explained by increases of 140 basis points in the average yield and 3.6% in the average volume.

On one hand, the increase in the average rate on loans, from 7.7% in 2Q21 to 9.1% in 2Q22, was mainly due to higher yields on consumer and commercial loans. On the other hand, the higher average volume of loans was attributed to growth of 15.4% in retail loans, partially offset by a 6.7% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 21.1% in consumer loans and 7.4% in mortgages. In the commercial portfolio, the lower average volume was mainly attributed to decreasing volumes in working capital loans and leasing operations, despite a strong growth in trade finance loans.

The nominal average yield on interest-earning assets increased 170 basis points YoY, from 5.1% in 2Q21 to 6.8% in 2Q22, in line with the higher returns on all components of interest-earning assets.

Interest and similar expense grew 50.0% mainly due to increases of more than two-fold in interest on deposits and obligations, and 20.0% in interest on due to banks and correspondents, while interest on bonds, notes and other obligations decreased 1.4%.

Interest on deposits and obligations increased S/ 99.9 million YoY, or more than two-fold, mostly explained by a 100 basis point increase in the average cost, from 0.7% in 2Q21 to 1.7% in 2Q22. Offsetting this, the average volume of deposits declined 5.9% YoY. By currency, average balances of soles-denominated deposits decreased 9.5% while average dollar-denominated deposits increased 1.2%.

Interest on due to banks and correspondents grew S/ 7.1 million YoY, or 20.0%, following a 70 basis point increase in the average cost, from 1.6% in 2Q21 to 2.3% in 2Q22, partially compensated by a 14.9% decrease in the average volume. On one hand, the average cost increased in line with higher policy rates globally. On the other hand, the decrease in the average volume was mostly due to lower funding from correspondent banks abroad and the Central Bank.

Interest on bonds, notes and other obligations slightly decreased due to the redemption of S/ 110.0 million subordinated bonds in the local market in September 2021 and the maturity of S/ 137.9 million subordinated bonds in the local market in June 2022, in addition to the effect of a 1.2% reduction of the average foreign exchange rate with respect to 2Q21.

The average cost of funding increased 80 basis points, from 1.4% in 2Q22 to 2.2% in 2Q22, as a result of the higher implicit cost of deposits and due to banks and correspondents.

As a result of the above, net interest margin was 4.9% in 2Q22, 100 basis points higher than the 3.9% reported in 2Q21.

12

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased 27.5% QoQ and 8.7% YoY.

The quarterly performance was explained by higher provision requirements in the retail loan book, partially offset by lower provisions requirements in the commercial loan book. In the retail portfolio, the increase in provisions was mainly driven by higher requirements in credit cards. Conversely, the decrease in provisions in the commercial portfolio was explained by lower requirements in loans to the mid-sized and corporate segments.

The annual increase in provisions was mainly explained by higher requirements in the retail loan book as well as in the commercial loan book. Growth in provisions requirements occurred across all components of the loan portfolio.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 1.8% in 2Q22, higher than the 1.4% and 1.7% reported in 1Q22 and 2Q21, respectively.

Impairment loss on loans, net of recoveries

S/ million	2Q21	1Q22	2Q22	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(177.9)	(151.7)	(193.4)	27.5%		8.7%
Impairment loss on loans/average gross loans	1.7%	1.4%	1.8%	40	bps	10	bps
S3 NPL ratio (at end of period)	2.9%	2.9%	2.6%	-30	bps	-30	bps
S3 NPL coverage ratio (at end of period)	210.1%	168.7%	185.9%	n.m.		n.m.
Impairment allowance for loans	2,466.8	2,038.7	2,044.1	0.3%		(17.1)%

The Stage 3 NPL ratio decreased 30 basis points QoQ and YoY, to 2.6% in 2Q22. The quarterly reduction was due to a 90 basis point decrease in commercial loans’ NPL, while the NPL ratio for the retail portfolio increased 10 basis points. The lower Stage 3 NPL ratio YoY was explained by a 130 basis point decrease in retail loans’ NPL, partially offset by a 50 basis point increase in the NPL ratio for the commercial portfolio.

Furthermore, the S3 NPL coverage ratio was 185.9% as of June 30, 2022, higher than the 168.7% reported as of March 31, 2022, but lower than the 210.1% registered as of June 30, 2021.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services grew S/ 6.9 million QoQ, or 3.8%, mainly explained by higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, fees from indirect loans and fees from collection services. These factors were partially offset by lower commissions from banking services.

Net fee income from financial services increased S/ 27.2 million YoY, or 16.7%, mainly due to higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, in addition to increased fees from collection services and fees from indirect loans. Meanwhile, commissions from banking services remained relatively stable YoY.

13

Fee income from financial services, net

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Income
Commissions from credit card services	70.8	95.5	105.1	10.1%	48.4%
Commissions from banking services	76.4	79.8	76.7	(3.9)%	0.4%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	55.0	60.1	64.5	7.4%	17.2%
Fees from indirect loans	16.2	15.7	18.7	19.4%	15.3%
Collection services	12.8	13.8	15.4	11.9%	20.7%
Other	18.3	10.6	14.7	38.5%	(19.4)%
Total income	249.6	275.5	295.2	7.2%	18.3%
Expenses
Insurance	(26.1)	(25.5)	(25.0)	(1.9)%	(4.1)%
Fees paid to foreign banks	(11.3)	(5.7)	(6.4)	11.8%	(43.5)%
Other	(49.2)	(61.1)	(73.7)	20.6%	49.7%
Total expenses	(86.6)	(92.4)	(105.1)	13.8%	21.3%
Fee income from financial services, net	162.9	183.2	190.1	3.8%	16.7%

OTHER INCOME

Other income grew S/ 2.9 million QoQ, mainly explained by a higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, partially offset by a higher net loss on sale of financial investments.

Other income decreased S/ 17.9 million YoY mostly due to a lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, as well as a lower net gain on sale of financial investments.

Other income

S/ million	2Q21	1Q22	2Q22		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	107.8	79.6	86.8	(1)	9.1%	(19.5)%
Net gain on sale of financial investments	6.5	(3.3)	(4.9)		51.5%	n.m.
Other	17.5	34.8	32.1		7.7%	16.3%
Total other income	131.9	111.1	114.0		2.6%	(13.6)%

(1)	Includes S/ 23.3 million of net gain on foreign exchange transactions and S/ 63.4 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 26.4 million QoQ, or 5.8%, and S/ 61.3 million YoY, or 14.6%.

The quarterly and annual growth in other expenses was explained by higher administrative expenses, salaries and employee benefits, and depreciation and amortization charges.

It is important to note that an important driver of expense growth was related to investments in IT and new business ventures, in addition to variable costs associated with a higher level of marketing and credit cards activity.

The efficiency ratio was 42.3% in 2Q22, compared to the 41.7% reported in 1Q22 and the 42.5% registered in 2Q21.

14

Other expenses

S/ million	2Q21	1Q22	2Q22	%chg QoQ		%chg YoY
Salaries and employee benefits	(157.4)	(162.8)	(171.3)	5.2%		8.8%
Administrative expenses	(194.9)	(210.5)	(226.7)	7.7%		16.3%
Depreciation and amortization	(58.0)	(61.1)	(64.8)	6.1%		11.6%
Other	(9.2)	(20.1)	(18.1)	(9.9)%		97.1%
Total other expenses	(419.6)	(454.5)	(480.9)	5.8%		14.6%
Efficiency ratio	42.5%	41.7%	42.3%	60	bps	-20	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.2% as of June 30, 2022, below the 15.5% reported as of March 31, 2022 and the 16.5% registered as of June 30, 2021.

In 2Q22, RWA grew 3.8% QoQ due to higher capital requirements for credit risk and operating risk. The higher RWA for credit risk were attributed to an increase of RWA for loans and other assets, partially offset by lower RWA for financial investments. On the other hand, regulatory capital increased 2.4% QoQ attributed mainly to lower unrealized loss on investments available for sale compared to 1Q22, in addition to the effect of a higher foreign exchange rate on the balance of subordinated, dollar-denominated bonds.

The annual reduction in the total capital ratio was due to a 10.3% increase in RWA, partially offset by 1.9% growth in regulatory capital. The YoY increase in RWA was mostly attributed to higher capital requirements for credit risk and operating risk. RWA for credit risk grew due to higher RWA for loans and investments, in addition to a higher risk weight applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments.

Regulatory capital increased YoY mainly as a result of the addition of S/ 780.0 million in capital, reserves and earnings with capitalization agreement during the last twelve months. These effects were partially compensated by higher unrealized loss on investments available for sale, the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021 and the maturity of local subordinated bonds for S/ 137.9 million in June 2022.

Also, it is worth mentioning that in June 2021, the SBS issued the Official Document No. 27358-2021 which refers to the Emergency Decree No. 037-2021, by which it established that, from April 2021 to March 2022, the minimum regulatory capital ratio requirement was reduced from 10% to 8%. Subsequently, the Decree N°003-2022 stated that the minimum regulatory capital requirement must be maintained at 8% until August 2022 and then raised to 8.5% until March 2023, when the 10% minimum would be restored.

As of June 30, 2022, Interbank’s capital ratio of 15.2% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 9.0%. As previously mentioned, the minimum regulatory capital ratio requirement was 8.0%, while the additional capital requirement for Interbank was 1.0% as of June 30, 2022. Furthermore, Core Equity Tier 1 (CET1) was 11.1% as of June 30, 2022, above the 10.9% registered as of March 31, 2022, but below the 11.5% reported as of June 30, 2021.

Regulatory capital

S/ million	06.30.21	03.31.22	06.30.22	%chg 06.30.22/ 03.31.22		%chg 06.30.22/ 06.30.21
Tier I capital	6,098.5	6,302.4	6,420.8	1.9%		5.3%
Tier II capital	2,917.4	2,675.5	2,768.6	3.5%		(5.1)%
Total regulatory capital	9,015.8	8,977.9	9,189.4	2.4%		1.9%
Risk-weighted assets (RWA)	54,664.5	58,039.6	60,267.7	3.8%		10.3%
Total capital ratio	16.5%	15.5%	15.2%	-30	bps	-130	bps
Tier I capital / RWA	11.2%	10.9%	10.7%	-20	bps	-50	bps
CET1	11.5%	10.9%	11.1%	20	bps	-40	bps

15

Interseguro

SUMMARY

Interseguro’s profits reached S/ 77.0 million in 2Q22, an increase of S/ 38.4 million QoQ, but a decrease of S/ 31.9 million compared to 2Q21.

The quarterly growth was mainly explained by a S/ 37.3 million increase in other income, mostly related to higher net gain on valuation of real estate investments and rental income, yet partially offset by a net trading loss.

The annual performance in bottom-line results was mainly due to a reduction of S/ 62.5 million in other income, in addition to an increase of S/ 17.7 million in other expenses. These effects were partially compensated by improvements of S/ 50.6 million in net interest and similar income and S/ 7.9 million in translation result.

As a result of the contribution of other income, Interseguro’s ROE was 31.6% in 2Q22, an improvement compared to the 15.7% registered in 1Q22, but lower than the extraordinary high-level of 43.2% reported in 2Q21.

Insurance Segment’s P&L Statement

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Interest and similar income	190.3	202.6	249.9	23.3%	31.3%
Interest and similar expenses	(22.6)	(30.7)	(31.6)	2.8%	39.5%
Net Interest and similar income	167.7	171.9	218.3	27.0%	30.2%
Recovery (loss) due to impairment of financial investments	(6.4)	5.1	(0.2)	n.m.	-97.5%
Net Interest and similar income after impairment loss	161.3	177.0	218.2	23.3%	35.3%
Fee income from financial services, net	0.3	(2.1)	(1.4)	-33.5%	n.m.
Other income	83.1	(16.7)	20.6	n.m.	(75.2)%
Total premiums earned minus claims and benefits	(45.9)	(20.7)	(60.7)	193.1%	32.2%
Net premiums	225.0	272.3	234.0	-14.1%	4.0%
Adjustment of technical reserves	(46.0)	(94.9)	(75.3)	(20.7)%	63.7%
Net claims and benefits incurred	(225.0)	(198.1)	(219.4)	10.7%	-2.5%
Other expenses	(79.8)	(99.3)	(97.5)	-1.9%	22.2%
Income before translation result and income tax	119.0	38.2	79.2	107.3%	(33.5)%
Translation result	(10.1)	0.4	(2.2)	n.m.	-78.2%
Income tax	—	—	—	n.m.	n.m.
Profit for the period	108.9	38.6	77.0	99.2%	(29.3)%
ROE	43.2%	15.7%	31.6%
Efficiency ratio	9.9%	15.9%	12.3%

16

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Interest and similar income	190.3	202.6	249.9	23.3%	31.3%
Interest and similar expenses	(9.9)	(18.2)	(19.2)	5.5%	92.9%
Net interest and similar income	180.4	184.4	230.7	25.1%	27.9%
Recovery (loss) due to impairment of financial investments	(6.4)	5.1	(0.2)	n.m.	(97.5)%
Net Interest and similar income after impairment loss	174.0	189.5	230.6	21.7%	32.5%
Net gain (loss) on sale of financial investments	8.6	(7.3)	(4.7)	(35.2)%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	36.4	2.5	(77.1)	n.m.	n.m.
Rental income	14.8	16.4	36.6	n.m.	n.m.
Gain on sale of investment property	0.0	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	21.1	(30.8)	59.7	n.m.	n.m.
Other(1)	(1.0)	(4.5)	(5.0)	11.7%	n.m.
Other income	79.8	(23.7)	9.4	n.m.	(88.2)%
Results from investments	253.7	165.8	240.0	44.7%	(5.4)%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 230.7 million in 2Q22, an increase of S/ 46.3 million or 25.1% QoQ, and S/ 50.3 million or 27.9% YoY.

The quarterly and annual performances were mainly explained by increases of S/ 47.3 million and S/ 59.6 million in interest and similar income, respectively, mostly associated with higher dividends received, higher interest rates, and higher inflation rates.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ -0.2 million in 2Q22, compared to a recovery of S/ 5.1 million in 1Q22 and a loss of S/ -6.4 million in 2Q21.

The decrease in recovery due to impairment of financial investments was explained by an extraordinary recovery on a fixed income investment in 1Q22.

OTHER INCOME

Other income related to investments was S/ 9.4 million in 2Q22, compared to a loss of S/ -23.7 million in 1Q22 and a high level of S/ 79.8 million reported in 2Q21.

The quarterly performance was mainly due to an increase of S/ 90.5 million in valuation gain (loss) from investment property, partially offset by a decrease of S/ 79.6 million in net gain (loss) on financial assets at fair value through profit or loss.

The annual decrease was explained by reductions of S/ 113.5 million in net gain (loss) on financial assets at fair value through profit or loss and S/ 13.3 million in net gain (loss) on sale of financial investments, partially compensated by an increase of S/ 38.6 million in valuation gain (loss) from investment property.

17

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Net premiums	225.0	272.3	234.0	(14.1)%	4.0%
Adjustment of technical reserves	(46.0)	(94.9)	(75.3)	(20.7)%	63.7%
Net claims and benefits incurred	(225.0)	(198.1)	(219.4)	10.7%	(2.5)%
Total premiums earned minus claims and benefits	(45.9)	(20.7)	(60.7)	193.1%	32.2%

Total premiums earned minus claims and benefits were S/ -60.7 million in 2Q22, a deterioration of S/ 40.0 million QoQ and S/ 14.8 million YoY.

The quarterly result was mainly explained by a reduction of S/ 38.3 million in net premiums, while a lower adjustment of technical reserves offset an increase in net claims and benefits incurred.

The annual performance was due to growth of S/ 29.3 million in adjustment of technical reserves, partially compensated by a S/ 9.0 million increase in net premiums and a S/ 5.6 million decrease in net claims and benefits incurred.

NET PREMIUMS

Net Premiums by Business Line

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Annuities	130.4	151.3	109.2	(27.8)%	(16.2)%
D&S	0.0	0.0	0.0	—	(36.1)%
Individual Life	41.3	49.7	51.1	2.9%	23.7%
Retail Insurance	53.2	71.3	73.6	3.2%	38.2%
Net Premiums	225.0	272.3	234.0	(14.1)%	4.0%

Net premiums were S/ 234.0 million in 2Q22, a decrease of S/ 38.3 million, or 14.1% QoQ, but an increase of S/ 9.0 million, or 4.0% YoY.

The quarterly result was mainly due to S/ 42.1 million lower annuities, partially offset by growth of S/ 2.3 million in individual life premiums and S/ 1.4 million in retail insurance.

The annual performance in net premiums was mainly due to an increase of S/ 9.8 million in individual life premiums, while a decrease of S/ 21.2 million in annuities was offset by an increase of S/ 20.4 million in retail insurance.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Annuities	(22.5)	(73.5)	(60.6)	(17.5)%	n.m.
Individual Life	(25.2)	(9.6)	(9.4)	(2.3)%	(62.8)%
Retail Insurance	1.7	(11.8)	(5.3)	(55.3)%	n.m.
Adjustment of technical reserves	(46.0)	(94.9)	(75.3)	(20.7)%	63.7%

Adjustment of technical reserves was S/ 75.3 million in 2Q22, a decrease of S/ 19.6 million QoQ, but an increase of S/ 29.3 million YoY.

The quarterly reduction was explained by decreases of S/ 12.9 million in technical reserves for annuities, mostly attributed to the effect of lower sales, S/ 6.5 million in technical reserves for retail insurance, explained by credit card protection, and S/ 0.2 million in technical reserves for individual life products.

18

The annual performance in adjustment of technical reserves was explained by S/ 38.1 million higher technical reserves for annuities and S/ 7.0 million higher reserves for retail insurance, partially offset by a S/ 15.8 million reduction in technical reserves for individual life products.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Annuities	(180.4)	(187.7)	(184.9)	(1.5)%	2.5%
D&S	(0.3)	(0.6)	(0.0)	n.m.	n.m.
Individual Life	(11.9)	(3.0)	(2.9)	(1.4)%	(75.5)%
Retail Insurance	(32.4)	(7.0)	(31.6)	n.m.	(2.3)%
Net claims and benefits incurred	(225.0)	(198.1)	(219.4)	10.7%	(2.5)%
Net claims and benefits incurred reached S/ 219.4 million in 2Q22, an increase of S/ 21.3 million QoQ, but a decrease of S/ 5.6 million YoY.

The quarterly result was attributed to a S/ 24.6 million increase in retail insurance claims, mainly explained by credit life insurance associated with COVID-19 mortality in Peru.

The annual performance was mainly explained by a positive development of S/ 9.0 million in individual life claims, partially offset by S/ 4.5 million higher annuity benefits.

OTHER EXPENSES

Other Expenses

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(22.7)	(27.2)	(25.9)	(4.8)%	14.3%
Administrative expenses	(13.7)	(19.1)	(16.3)	(14.8)%	19.1%
Depreciation and amortization	(6.3)	(6.1)	(6.4)	5.5%	2.5%
Expenses related to rental income	(0.7)	(0.6)	(3.8)	n.m.	n.m.
Other	(36.4)	(46.2)	(45.0)	(2.7)%	23.5%
Other expenses	(79.8)	(99.3)	(97.5)	(1.9)%	22.2%

Other expenses decreased S/ 1.8 million QoQ, or 1.9%, and grew S/ 17.7 million YoY, or 22.2%.

The quarterly reduction was mainly due to decreases of S/ 2.8 million in administrative expenses and S/ 1.3 million in salaries and employee benefits, partially offset by increases of S/ 3.2 million in expenses related to rental income and S/ 0.3 million in depreciation and amortization charges.

The annual performance in other expenses was mainly due to increases of S/ 3.2 million in salaries and employee benefits, S/ 3.1 million in expenses related to rental income, and S/ 2.6 million in administrative expenses, as well as in other third-party commissions.

19

Inteligo

SUMMARY

Inteligo’s bottom-line result in 2Q22 was S/ -120.3 million, a negative development compared to the previous quarter and the same quarter of the previous year.

The quarterly performance was mainly explained by a mark-to-market loss on proprietary portfolio investments. Other effects that contributed to the negative result were a 7.6% decrease in net interest and similar income, and a 0.7% increase in other expenses, partially offset by a 9.3% increase in net fee income from financial services.

The annual performance was mainly attributable to a negative development in other income due to a loss in net trading gain in 2Q22 compared to 2Q21. Other factors that impacted the YoY performance were decreases of 19.2% in net interest and similar income and 9.2% in fees, as well as a 6.6% increase in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management. However, these results were offset by outflows in mutual funds on a YoY basis and the lower mark-to-market valuation of assets under management. Consequently, Inteligo’s AUM increased 0.5% QoQ, but decreased 5.0% YoY as of June 30, 2022.

Inteligo’s ROE and efficiency ratio in 2Q21 were not meaningful due to the significant impact of the mark-to-market loss within other income.

Wealth Management Segment’s P&L Statement

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Interest and similar income	39.3	35.3	34.6	(1.8)%	(11.8)%
Interest and similar expenses	(9.5)	(9.3)	(10.6)	14.2%	11.3%
Net interest and similar income	29.7	26.0	24.0	(7.6)%	(19.2)%
Impairment loss on loans, net of recoveries	0.0	2.1	0.1	-93.6%	n.m.
Recovery (loss) due to impairment of financial investments	(0.9)	(3.0)	0.5	n.m.	n.m.
Net interest and similar income after impairment loss	28.8	25.1	24.7	(1.8)%	(14.5)%
Fee income from financial services, net	49.1	40.8	44.6	9.3%	(9.2)%
Other income	52.3	(24.3)	(147.0)	n.m.	n.m.
Other expenses	(33.9)	(35.9)	(36.1)	0.7%	6.6%
Income before translation result and income tax	96.3	5.7	(113.9)	n.m.	n.m.
Translation result	(4.3)	(3.1)	(5.3)	69.6%	21.5%
Income tax	(2.4)	0.4	(1.1)	n.m.	(52.9)%
Profit for the period	89.6	3.0	(120.3)	n.m.	n.m.
ROE	30.4%	1.0%	n.m.
Efficiency ratio	25.5%	83.9%	n.m.

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 21,423.8 million in 2Q22, a S/ 116.8 million or 0.5% increase QoQ but a S/ 1,133.9 million or 5.0% decrease YoY, mostly explained by outflows in mutual funds.

Client deposits were S/ 3,943.2 million in 2Q22, a S/ 108.4 million or 2.8% growth QoQ, but a S/ 652.3 million or 14.2% decrease YoY. The yearly decrease was mainly due to the conversion of cash positions from clients, received amid political uncertainty in Peru during 2021, to investments in securities during 2022.

20

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	1.0	1.9	2.0	5.9%	99.9%
Financial Investments	22.1	18.6	16.3	(11.9)%	(26.1)%
Loans	16.2	14.9	16.3	9.7%	0.9%
Total interest and similar income	39.3	35.3	34.6	(1.8)%	(11.8)%
Interest and similar expenses
Deposits and obligations	(8.4)	(8.4)	(8.4)	(0.3)%	(0.6)%
Due to banks and correspondents	(1.1)	(0.9)	(2.3)	n.m.	n.m.
Total interest and similar expenses	(9.5)	(9.3)	(10.6)	14.2%	11.3%
Net interest and similar income	29.7	26.0	24.0	(7.6)%	(19.2)%

Inteligo’s net interest and similar income was S/ 24.0 million in 2Q22, a S/ 2.0 million, or 7.6% decrease when compared with 1Q22, mainly explained by lower coupons and dividends received from Inteligo’s investment portfolio, and higher interest expenses on credit lines from banks.

Net interest and similar income decreased S/ 5.7 million YoY, or 19.2%, mainly because of lower income from financial investments.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.1	3.2	2.5	(22.2)%	(21.5)%
Funds management	46.5	38.2	42.8	12.0%	(8.0)%
Total income	49.7	41.4	45.3	9.4%	(8.9)%
Expenses
Brokerage and custody services	(0.3)	(0.3)	(0.2)	(47.2)%	(47.9)%
Others	(0.3)	(0.2)	(0.5)	n.m.	n.m.
Total expenses	(0.6)	(0.6)	(0.7)	19.1%	16.7%
Fee income from financial services, net	49.1	40.8	44.6	9.3%	(9.2)%

Net fee income from financial services was S/ 44.6 million in 2Q22, an increase of S/ 3.8 million, or 9.3% when compared to the previous quarter, mainly explained by higher fees from the funds management business.

On a YoY basis, net fee income from financial services decreased S/ 4.5 million, or 9.2%, mainly due to lower fees from funds management and brokerage and custody services.

OTHER INCOME

Other income

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Net gain on sale of financial investments	0.3	(24.8)	(6.8)	(72.7)%	n.m.
Net trading gain (loss)	45.9	1.0	(140.8)	n.m.	n.m.
Other	6.1	(0.5)	0.6	n.m.	(89.6)%
Total other income	52.3	(24.3)	(147.0)	n.m.	n.m.

Inteligo’s other income (loss) reached S/ -147.0 million in 2Q22, compared to S/ -24.3 million in 1Q22, mainly attributable to a mark-to-market loss, in turn attributable to negative global market trends. The YoY reversion in net trading gain also explained the negative performance in other income when compared with 2Q21.

21

OTHER EXPENSES

Other expenses

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(20.0)	(20.9)	(21.1)	0.9%	5.3%
Administrative expenses	(9.8)	(11.1)	(11.3)	1.3%	15.0%
Depreciation and amortization	(3.7)	(3.7)	(3.7)	0.3%	0.2%
Other	(0.4)	(0.2)	(0.1)	(43.3)%	(70.2)%
Total other expenses	(33.9)	(35.9)	(36.1)	0.7%	6.6%
Efficiency ratio	25.5%	83.9%	n.m.

Other expenses reached S/ 36.1 million in 2Q22, a slight increase of S/ 0.3 million or 0.7% QoQ, mainly due to higher personnel and administrative expenses.

On a yearly basis, other expenses increased S/ 2.2 million, or 6.6% YoY, mainly as a result of S/ 1.5 million higher administrative expenses, in addition to higher salaries and benefits to employees.

22

Izipay

SUMMARY

Izipay’s profits were S/ 12.6 million in 2Q22, a 17.1% decrease QoQ, but an increase of 22.3% YoY.

In 2Q22, the quarterly growth in income from payments acquirer was compensated by higher service costs due to increases in acquirer license fees and expenses related to customer acquisition.

The annual performance was mainly explained by 35.8% growth in net fee income from financial services, in turn related to higher income from payments acquirer where the number of merchants and monetary transactions grew 53% and 66%, respectively. These factors were partially offset by a 42.3% increase in other expenses, mainly due to higher administrative expenses given the sharp rise in business activity.

Izipay’s ROE was 26.9% in 2Q22, lower than the 35.1% and 30.5% reported in 1Q22 and 2Q21, respectively.

Payments Segment’s P&L Statement (1)

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Interest and similar income	0.0	0.0	0.2	n.m.	n.m.
Interest and similar expenses	(0.6)	(0.5)	(0.5)	(5.8)%	(23.7)%
Net interest and similar income	(0.6)	(0.5)	(0.3)	(47.0)%	(59.5)%
Impairment loss on loans, net of recoveries	—	—	—	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	—	—	—	n.m.	n.m.
Net interest and similar income after impairment loss	(0.6)	(0.5)	(0.3)	(47.0)%	(59.5)%
Fee income from financial services, net	53.3	72.2	72.3	0.2%	35.8%
Other income	7.7	8.6	8.5	(1.2)%	9.8%
Other expenses	(43.4)	(54.0)	(61.8)	14.4%	42.3%
Income before translation result and income tax	16.9	26.3	18.8	(28.7)%	10.8%
Translation result	(1.1)	(3.0)	1.7	n.m.	n.m.
Income tax	(5.5)	(8.3)	(8.0)	(3.6)%	43.9%
Profit for the period	10.3	15.1	12.6	(17.1)%	22.3%
ROE	30.5%	35.1%	26.9%
Efficiency ratio	54.6%	54.6%	63.6%

(1)	Proforma for 2Q21 and 1Q22. Please see important disclosure on page 2.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services was S/ 72.3 million in 2Q22, a slight increase of S/ 0.1 million QoQ, or 0.2%, mainly affected by higher acquirer license fees within the service cost, as a result of increased transactional volumes of foreign cards.

On a YoY basis, net fee income from financial services grew S/ 19.0 million, or 35.8%, mainly explained by higher transactional volumes in the acquirer business that resulted in an increase in income from payments acquirer of 74.9%. This effect was partially compensated by an increase of almost two-fold in service costs, associated with a higher level of business activity.

23

Fee income from financial services, net

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Income
Payments acquirer	86.5	137.8	151.3	9.8%	74.9%
Correspondent banking	9.9	10.3	10.7	3.6%	8.3%
Credit cards processor	6.9	7.2	7.1	(1.3)%	3.5%
Total income	103.3	155.3	169.2	8.9%	63.7%
Expenses
Service Cost	(50.1)	(83.1)	(96.8)	16.5%	93.4%
Total expenses	(50.1)	(83.1)	(96.8)	16.5%	93.4%
Fee income from financial services, net	53.3	72.2	72.3	0.2%	35.8%

OTHER EXPENSES

Other expenses reached S/ 61.8 million in 2Q22, an increase of S/ 7.8 million or 14.4% QoQ, mostly due to higher administrative expenses related to customer acquisition.

On a yearly basis, other expenses grew S/ 18.4 million or 42.3% YoY, mainly as a result of higher administrative expenses due to an increase of customer acquisition, as well as higher salaries and benefits to employees, and depreciation and amortization charges.

Other expenses

S/ million	2Q21	1Q22	2Q22	%chg QoQ	%chg YoY
Salaries and employee benefits	(12.9)	(15.0)	(17.1)	14.2%	32.5%
Administrative expenses	(13.6)	(20.3)	(24.6)	21.0%	80.6%
Depreciation and amortization	(6.4)	(8.6)	(9.6)	11.7%	49.0%
Other	(10.5)	(10.1)	(10.5)	4.1%	0.5%
Total other expenses	(43.4)	(54.0)	(61.8)	14.4%	42.3%
Efficiency ratio	54.6%	54.6%	63.6%

24

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2022 (unaudited), December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Interim consolidated financial statements as of June 30, 2022 (unaudited), December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

	Note	30.06.2022	31.12.2021
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,713,620	3,931,419
Interest bearing		8,373,249	12,488,242
Restricted funds		217,100	684,804
		12,303,969	17,104,465
Inter-bank funds	4(e)	200,030	30,002
Financial investments	5	23,594,353	24,547,294
Loans, net:	6
Loans, net of unearned interest		46,024,874	45,070,500
Impairment allowance for loans		(2,044,525)	(2,064,917)
		43,980,349	43,005,583
Investment property	7	1,280,322	1,224,454
Property, furniture and equipment, net		843,644	815,118
Due from customers on acceptances		36,406	152,423
Intangibles and goodwill, net		1,293,253	1,044,749
Other accounts receivable and other assets, net	8	1,941,384	1,887,454
Deferred Income Tax asset, net		228,774	142,367
Total assets		85,702,484	89,953,909
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		8,811,875	9,270,255
Interest bearing		38,465,830	39,627,689
		47,277,705	48,897,944
Due to banks and correspondents	10	8,062,187	8,522,849
Bonds, notes and other obligations	11	7,905,433	8,389,672
Due from customers on acceptances		36,406	152,423
Insurance contract liabilities	12	10,351,718	11,958,058
Other accounts payable, provisions and other liabilities	8	3,052,093	2,477,601
Deferred Income Tax liability, net		2,140	—
Total liabilities		76,687,682	80,398,547
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,363)	(3,363)
Capital surplus		532,771	532,771
Reserves		6,000,000	5,200,000
Unrealized results, net		(618,367)	(168,300)
Retained earnings		2,016,720	2,904,912
		8,965,778	9,504,037
Non-controlling interest		49,024	51,325
Total equity, net		9,014,802	9,555,362
Total liabilities and equity, net		85,702,484	89,953,909

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the six-month periods ended June 30, 2022 and 2021 (unaudited)

	Note	30.06.2022	30.06.2021
		S/(000)	S/(000)
Interest and similar income	15	2,640,200	2,198,029
Interest and similar expenses	15	(663,758)	(496,664)
Net interest and similar income		1,976,442	1,701,365
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(342,882)	(366,849)
Recovery due to impairment of financial investments	5(c)	2,357	39,468
Net interest and similar income after impairment loss		1,635,917	1,373,984
Fee income from financial services, net	16	488,919	401,873
Net gain on foreign exchange transactions		136,822	170,296
Net (loss) gain on sale of financial investments	5(b)	(47,245)	221,469
Net (loss) gain on financial assets at fair value through profit or loss	5(e) and 8(b)	(150,428)	144,259
Net gain on investment property	7(b)	63,767	80,514
Other income	17	96,249	39,229
		588,084	1,057,640
Insurance premiums and claims
Net premiums earned	18	336,084	302,055
Net claims and benefits incurred for life insurance contracts and others	18	(417,574)	(465,926)
		(81,490)	(163,871)
Other expenses
Salaries and employee benefits		(439,096)	(381,272)
Administrative expenses		(531,496)	(439,434)
Depreciation and amortization		(152,557)	(134,212)
Other expenses	17	(119,546)	(82,910)
		(1,242,695)	(1,037,828)
Income before translation result and Income Tax		899,816	1,229,925
Translation result		(28,457)	(51,123)
Income Tax		(216,762)	(194,501)
Net profit for the period		654,597	984,301
Attributable to:
IFS’s shareholders		649,876	979,711
Non-controlling interest		4,721	4,590
		654,597	984,301
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	5.631	8.488
Weighted average number of outstanding shares (in thousands)	19	115,418	115,419

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the six-month periods ended June 30, 2022 and 2021 (unaudited)

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Net profit for the period	654,597	984,301
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of (loss) gains on equity instruments at fair value through other comprehensive income	(52,833)	71,389
Income Tax	(22)	(8)
Total unrealized (loss) gain that will not be reclassified to the consolidated statement of income	(52,855)	71,381
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(1,937,866)	(1,812,821)
Income Tax	11,301	7,634
	(1,926,565)	(1,805,187)
Insurance premiums reserve	1,602,125	1,347,893
Net movement of cash flow hedges	(20,778)	37,747
Income Tax	4,730	(4,623)
	(16,048)	33,124
Translation of foreign operations	(49,682)	65,835
Total unrealized loss to be reclassified to the consolidated statement of income in subsequent periods	(390,170)	(358,335)
Other comprehensive income for the period	(443,025)	(286,954)
Total comprehensive income for the period, net of Income Tax	211,572	697,347
Attributable to:
IFS’s shareholders	209,357	695,437
Non-controlling interest	2,215	1,910
	211,572	697,347

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the six-month periods ended June 30, 2022 and 2021 (unaudited)

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2021	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	979,711	979,711	4,590	984,301
Other comprehensive income	—	—	—	—	—	—	71,240	(1,800,077)	1,345,681	33,047	65,835	—	(284,274)	(2,680)	(286,954)
Total comprehensive income	—	—	—	—	—	—	71,240	(1,800,077)	1,345,681	33,047	65,835	979,711	695,437	1,910	697,347
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(332,096)	(332,096)	—	(332,096)
Purchase of treasury stock, Note 13(b)	—	(5)	—	(545)	—	—	—	—	—	—	—	—	(545)	—	(873)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	—
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(80,852)	—	—	—	—	80,852	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	557	557	1	558
Balance as of June 30, 2021	115,447	(29)	1,038,017	(3,314)	532,771	5,200,000	287,600	(132,974)	89,836	(4,061)	231,246	2,032,341	9,271,462	47,423	9,318,885
Balances as of January 1, 2022	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	649,876	649,876	4,721	654,597
Other comprehensive income	—	—	—	—	—	—	(52,765)	(1,921,598)	1,599,495	(15,969)	(49,682)	—	(440,519)	(2,506)	(443,025)
Total comprehensive income	—	—	—	—	—	—	(52,765)	(1,921,598)	1,599,495	(15,969)	(49,682)	649,876	209,357	2,215	211,572
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,509)	(4,509)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(9,548)	—	—	—	—	9,548	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	3,916	3,916	(7)	3,909
Balance as of June 30, 2022	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(71,100)	(2,521,224)	1,733,645	28,909	211,403	2,016,720	8,965,778	49,024	9,014,802

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the six-month periods ended June 30, 2022 and 2021 (unaudited)

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	654,597	984,301
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	342,882	366,849
Recovery due to impairment of financial investments	(2,357)	(39,468)
Depreciation and amortization	152,557	134,212
Provision for sundry risks	6,608	4,354
(Loss) gain on Deferred Income Tax	(58,802)	101,423
Net loss (gain) on sale of financial investments	47,245	(221,469)
Net loss (gain) of financial assets at fair value through profit or loss	150,428	(144,259)
Net gain for valuation of investment property	(28,905)	(56,595)
Translation result	28,457	51,123
(Increase) decrease in accrued interest receivable	(67,182)	24,946
Decrease in accrued interest payable	(2,949)	(32,908)
Net changes in assets and liabilities
Net increase in loans	(1,272,422)	(1,316,079)
Net increase in other accounts receivable and other assets	(171,162)	(536,653)
Net decrease in restricted funds	469,852	36,490
(Decrease) increase in deposits and obligations	(1,614,968)	2,436,668
Decrease in due to banks and correspondents	(451,586)	(597,519)
(Decrease) increase in other accounts payable, provisions and other liabilities	(44,473)	1,370,573
Decrease (increase) of investments at fair value through profit or loss	178,114	(339,000)
Net cash (used in) provided by operating activities	(1,684,066)	2,226,989

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Cash flows from investing activities
Net purchase of investments at fair value through other comprehensive income and at amortized cost	(1,375,122)	(1,002,091)
Purchase of property, furniture and equipment	(35,252)	(19,012)
Purchase of intangible assets	(69,838)	(56,357)
Purchase of investment property	(16,085)	(124,557)
Net cash used in investing activities	(1,496,297)	(1,202,017)
Cash flows from financing activities
Dividends paid	(751,532)	(332,096)
Payments of bonds, notes and other obligations	(137,900)	—
Net (increase) decrease in receivable inter-bank funds	(170,028)	18,105
Net decrease in payable inter-bank funds	—	(28,971)
Purchase of treasury stock, net	—	(545)
Dividend payments to non-controlling interest	(4,509)	(328)
Lease payments	(75,363)	(57,152)
Net cash used in financing activities	(1,139,332)	(400,987)
Net (decrease) increase in cash and cash equivalents	(4,319,695)	623,985
Foreign exchange (loss) gain on cash and cash equivalents	(16,113)	62,805
Cash and cash equivalents at the beginning of the year	16,416,311	18,145,919
Cash and cash equivalents at the end of the period	12,080,503	18,832,709

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

1.	Business activity
(a)	Business activity -

Intercorp Financial Services Inc. (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of June 30, 2022 and December 31, 2021, Intercorp Peru holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of June 30, 2022 and December 31, 2021, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of the capital stock of Izipay, new subsidiary, acquired in April 2022, see (c).

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of June 30, 2022, have been approved by the Audit Committee and Board’s Meeting held on August 11 and August 15, 2022, respectively. The audited consolidated financial statements as of December 31, 2021, were approved by the General Shareholders’ Meeting held on March 31, 2022.

(b)Global pandemic Covid-19 -

(b.1)State of National and Sanitary Emergency

In March 2020, the World Health Organization declared “Covid-19” as a global pandemic, with a significant impact on the world economy. In Peru, the government declared a State of National and Sanitary Emergency with a series of measures that affected both businesses and the population at large. The reopening of economic activities began since mid-2020, through the establishment of targeted measures by region and new rules of social cohabitation.

During 2021, the Peruvian government extended the State of National and Sanitary Emergency until August 2022.

(b.2)Economic measures adopted by the Peruvian Government before Covid-19 impact

The Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits from compensation from service time accounts, Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000. As of June 30, 2022, Interbank maintained loans under this program for S/3,574,588,000, including accrued interest for S/69,397,000; out of which S/3,123,184,000 are covered by the Peruvian Government (as of December 31, 2021, it maintained S/4,976,073,000, including accrued interest for S/79,936,000, out of which S/4,421,999,000 are covered by the Peruvian Government). It should be noted that during 2021, the Peruvian Government established measures aimed to the rescheduling of these loans. As of June 30, 2022 and December 31, 2021, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/1,829,143,000 and S/1,974,180,000, respectively.

Management and the Board are monitoring and implementing measures since the Covid-19 pandemic started with the purpose of mitigating its impact on the Group’s operations, focusing on liquidity and solvency, operations, distribution channels, employees, and others.

(c)Acquisition of Procesos de Medios de Pago S.A. and Subsidiary (Izipay)

In April 2022, IFS acquired 50 percent of the capital stock of Procesos de Medios de Pago S.A. and its subsidiary Izipay S.A.C. (henceforth “Izipay Group”, “Izipay” or "acquired entities"). The amount paid for the transaction was US$83,775,000 (equivalent to approximately S/312,647,000). After this acquisition, IFS holds, directly and indirectly, 100 percent of the capital stock issued by Izipay. Before this transaction, IFS through its subsidiary Interbank, held indirectly 50 percent of the capital stock of Izipay.

This acquisition will be recorded following the guidelines and timelines set by IFRS 3 “Business Combinations” for an acquisition achieved in stages. According to said IFRS, assets and liabilities of acquired entities must be recorded at their fair value estimated at the acquisition date, including the identified intangible assets not recorded in the financial statements of the acquired entities.

As of the date of this report, the Company is under the process of determining the fair values of the acquired assets and liabilities, as well as of the intangibles not recognized by Izipay with the purpose of completing the corresponding accounting records.

Presented as reference, is the book value of the assets and liabilities of Izipay as of the date of acquisition:

Book value of the acquired entities (*)
S/(000)
Assets -
Cash	119,432
Trade accounts receivable and other receivables	178,982
Inventory	13,600
Deferred costs	102,687
Property, furniture and equipment	82,624
Intangibles	41,817
Other assets	55,177

Liabilities -
Financial obligations	26,251
Trade accounts payable and other payables	319,456
Deferred income	25,190
Other liabilities	43,155
Total net assets	180,267
Total net assets acquired by IFS (50 percent)	90,133
Preliminary goodwill	222,514
Consideration paid	312,647

(*) Corresponds to consolidated balances of Procesos de Medios de Pago S.A. and its Subsidiary Izipay S.A.C., as of March 31, 2022.

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of June 30, 2022, Interbank had 172 offices (189 offices as of December 31, 2021). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro included in this structured entity as of June 30, 2022 and December 31, 2021, amounted to S/85,236,000 and S/71,302,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of June 30, 2022 and December 31, 2021, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018.

As of June 30, 2022 and December 31, 2021, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of June 30, 2022 and December 31, 2021, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, online marketplace, dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

(g)Procesos de Medios de Pago and Izipay (Izipay) –

Both companies were acquired in April 2022, as detailed in Note 1(c). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the trademarks MasterCard, Visa and other private trademarks; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

In April 2022, IFS acquired control of Izipay, which thus became its Subsidiary. Since then, Izipay consolidates its financial information together with that of IFS and its Subsidiaries. The investment that Interbank held in Izipay until March 31, 2022, is presented as investment in associated in the accompanying financial statements.

3.	Significant accounting policies

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of June 30, 2022 and December 31, 2021, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s audited consolidated financial statements as of December 31, 2021 and 2020 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

4.	Cash and due from banks and inter-bank funds
(a)	This caption is made up as follows:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Cash and clearing (b)	2,338,696	2,363,326
Deposits in the BCRP (b)	7,191,597	10,445,851
Deposits in banks (c)	2,550,210	3,607,134
Accrued interest	6,366	3,350
	12,086,869	16,419,661
Restricted funds (d)	217,100	684,804
Total	12,303,969	17,104,465
(b)

In accordance with rule in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,342,697	6,366,151
Cash in vaults	2,284,062	2,171,601
Subtotal legal reserve	8,626,759	8,537,752
Non-mandatory reserve
Overnight deposit in BCRP (**)	765,000	—
Term deposits in BCRP (***)	83,900	4,079,700
Cash and clearing	54,552	191,673
Subtotal non-mandatory reserve	903,452	4,271,373
Cash balances not subject to legal reserve	82	52
Total	9,530,293	12,809,177

(*)

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. As of June 30, 2022 and December 31, 2021, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.87 and 0.01 percent, respectively. During 2022 and 2021, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)	Corresponds to an overnight deposit in foreign currency made by Interbank.

(***)

As of  June 30, 2022, corresponds to term deposits in local currency that Interbank holds in the BCRP, with maturity in the first days of July 2022 and accrue interest at an annual interest rate of 6.00 percent (as of December 31, 2021, corresponded to five term deposits in local currency that Interbank maintained in the BCRP, matured in the first days of January 2022, and accrued interest at an annual interest rate of 2.50 percent).

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	104,740	419,410
Derivative financial instruments, Note 8(b)	63,842	121,613
Inter-bank transfers (**)	46,498	141,681
Others	2,020	2,100
Total	217,100	684,804

(*)	As of December 31, 2021, corresponds to deposits maintained in the BCRP which guarantee agreements with said entity; see Note 10(b).

(**)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest.

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of June 30, 2022, Inter-bank funds assets accrue interest at an annual rate of 5.50 percent in national currency (annual rate of 2.50 percent in national currency as of December 31, 2021); and do not have specific guarantees.

5.	Financial investments
(a)	This caption is made up as follows, as of June 30, 2022 and December 31, 2021:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,145,469	17,629,787
Investments at amortized cost (d)	3,245,364	3,225,174
Investments at fair value through profit or loss (e)	2,311,288	2,706,271
Equity instruments measured at fair value through other comprehensive income (f)	506,147	623,718
Total financial investments	23,208,268	24,184,950
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	314,884	291,488
Investments at amortized cost (d)	71,201	70,856
Total	23,594,353	24,547,294

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of June 30, 2022
Corporate, leasing and subordinated bonds (*)	8,491,552	47,569	(1,159,981)	7,379,140	Aug-22 / Feb-97	1.21	13.07	2.49	188.60
Sovereign Bonds of the Republic of Peru	7,843,336	—	(1,371,764)	6,471,572	Sep-23 / Feb-55	4.47	8.04	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	2,188,299	345	—	2,188,644	Jul-22 / Sep-22	5.14	5.47	—	—
Bonds guaranteed by the Peruvian Government	518,009	1,607	(36,989)	482,627	Oct-24 / Oct-33	3.11	6.80	5.71	9.89
Global Bonds of the Republic of Peru	517,481	—	(52,801)	464,680	Jul-25 / Dec-32	—	—	4.61	5.06
Global Bonds of the Republic of Colombia	83,838	—	(3,504)	80,334	Mar-23 / Feb-24	—	—	5.23	5.93
Others	84,535	—	(6,063)	78,472	Mar-23 / Feb-34	2.28	2.28	3.00	5.63
Total	19,727,050	49,521	(2,631,102)	17,145,469
Accrued interest				314,884
Total				17,460,353

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2021
Corporate, leasing and subordinated bonds (*)	8,125,394	326,929	(300,143)	8,152,180	Jan-22 / Feb-97	0.31	12.48	0.74	23.15
Sovereign Bonds of the Republic of Peru	7,374,357	44	(655,048)	6,719,353	Aug-24 / Feb-55	3.03	6.91	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,440,926	131	(113)	1,440,944	Jan-22 / Mar-22	0.04	0.04	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	179,815	—	(608)	179,207	Jan-22 / Mar-23	0.31	2.28	—	—
Global Bonds of the Republic of Peru	537,871	—	(11,148)	526,723	Jul-25 / Dec-32	—	—	1.81	2.83
Bonds guaranteed by the Peruvian Government	529,142	7,973	(12,710)	524,405	Oct-24 / Oct-33	3.35	5.51	3.53	7.62
Global Bonds of the Republic of Colombia	88,180	—	(1,205)	86,975	Mar-23 / Feb-24	—	—	1.93	2.48
Total	18,275,685	335,077	(980,975)	17,629,787
Accrued interest				291,488
Total				17,921,275

(*)

As of June 30, 2022 and December 31, 2021, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/260,758,000 and S/391,616,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 10(a).

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.06.2022	31.12.2021	30.06.2021
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	41,108	71,560	71,560
New assets originated or purchased	1,185	2,969	611
Assets derecognized or matured (excluding write-offs)	(393)	(3,387)	(743)
Effect on the expected credit loss due to the change of the stage during the year	388	15,696	462
Reversal for impairment	(4,037)	(33,198)	(46,330)
Others	500	(12,978)	6,532
Total movement of impairment through profit or loss	(2,357)	(30,898)	(39,468)
Effect of foreign exchange variation	(82)	446	290
Expected credit loss at the end of the period	38,669	41,108	32,382

(d)

As of June 30, 2022 and December 31, 2021, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,316,565 and S/3,296,030,000, respectively, including accrued interest.

As of June 30, 2022 and December 31, 2021, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.64 percent, and estimated fair value amounting to approximately S/2,957,820,000 (as of December 31, 2021, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.58 percent, and its estimated fair value amounted to approximately S/3,181,392,000).

As of June 30, 2022 and December 31, 2021, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,582,125,000 and S/1,643,293,000, respectively; see Note 10(a).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,626,533	1,830,098
Listed shares	456,247	651,813
Non-listed shares	180,058	184,973
Debt instruments
Corporate, leasing and subordinated bonds	48,450	39,387
Total	2,311,288	2,706,271

As of June 30, 2022 and December 31, 2021, investments at fair value through profit or loss include investments held for trading for approximately S/226,179,000 and S/282,781,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/2,243,483,000 and S/2,423,490,000, respectively.

(f)	As of June 30, 2022 and December 31, 2021, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Listed shares (g)	467,740	583,684
Non-listed shares	38,407	40,034
Total	506,147	623,718

As of June 30, 2022 and December 31, 2021, it corresponds to investments in shares in the biological sciences, telecommunications, distribution of machinery, energy, construction, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g)

In October 2021, IFS sold the 2,396,920 shares it held in InRetail Peru Corp. (a related entity), that represented 2.33 percent of its capital stock, which had been designated at fair value through other comprehensive income. The sale was trade through Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition (2011) and until the sale, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000. In accordance with the provisions of IFRS 9 and considering the classification of this investment; said gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the consolidated statements of changes in equity.

(h)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of June 30, 2022 and December 31, 2021:
	30.06.2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,716,936	—	—	9,716,936
Corporate, leasing and subordinated bonds	6,847,827	531,313	—	7,379,140
Variable interest Certificates of Deposit issued by the BCRP	2,188,644	—	—	2,188,644
Bonds guaranteed by the Peruvian government	482,627	—	—	482,627
Global Bonds of the Republic of Peru	464,680	—	—	464,680
Global Bonds of the Republic of Colombia	—	80,334	—	80,334
Others	78,472	—	—	78,472
Total	19,779,186	611,647	—	20,390,833

	31.12.2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,944,527	—	—	9,944,527
Corporate, leasing and subordinated bonds	7,342,649	809,531	—	8,152,180
Variable interest Certificates of Deposit issued by the BCRP	1,440,944	—	—	1,440,944
Global Bonds of the Republic of Peru	526,723	—	—	526,723
Bonds guaranteed by the Peruvian government	524,405	—	—	524,405
Global Bonds of the Republic of Colombia	—	86,975	—	86,975
Others	179,207	—	—	179,207
Total	19,958,455	896,506	—	20,854,961

6.	Loan, net
(a)	This caption is made up as follows:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Direct loans
Loans (*)	36,039,672	35,490,230
Credit cards and other loans (**)	5,725,376	4,814,758
Leasing	1,090,955	1,110,958
Factoring	748,608	867,765
Discounted notes	504,485	572,334
Advances and overdrafts	14,823	40,978
Refinanced loans	258,001	236,520
Past due and under legal collection loans	1,218,304	1,554,679
	45,600,224	44,688,222
Plus (minus)
Accrued interest from performing loans	445,348	404,923
Unearned interest and interest collected in advance	(20,698)	(22,645)
Impairment allowance for loans (d)	(2,044,525)	(2,064,917)
Total direct loans, net	43,980,349	43,005,583
Indirect loans	4,467,987	4,440,458
(*)

As of June 30, 2022 and December 31, 2021, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/3,146,993,000 and S/4,401,121,00, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the consolidated statement of financial position; see Note 10(b).

(**)	As of June 30, 2022 and December 31, 2021, it includes non-revolving consumer loans related to credit card lines for approximately S/2,960,580,000 and S/2,536,448,000, respectively.

(b)	The classification of the direct loan portfolio is as follows (see also Note c.1):

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Commercial loans	21,317,597	22,118,918
Consumer loans	13,857,079	12,514,499
Mortgage loans	8,961,486	8,552,304
Small and micro-business loans	1,464,062	1,502,501
Total	45,600,224	44,688,222

Following is the balance of loans under the “Reactiva Peru” program as of June 30, 2022 and December 31, 2021:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Commercial loans	2,694,612	3,848,904
Small and micro-business loans	810,579	1,047,233
Total	3,505,191	4,896,137

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)

As described in further detail in Note 30.1 of the annual audited consolidated financial statements, the Group has applied expert judgment for the calculation of the expected loss. Following is a summary of the main characteristics of the expert judgment applied by the Group to each reported period in this report:

i) Expert judgment applied as of June 30, 2021: consisted of the migration of clients with highest risk from Stage 1 to Stage 2, and from Stage 2 to Stage 3. The migration of loans to higher risk stages lead to the incurrence of higher provision for expected loss; and

ii) Expert judgment applied as of December 31, 2021, and June 30, 2022: consisted of integrating into the model of the expected loss calculation, the effects of uncertainty and risks generated by the current situation as of the reporting date.

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of June 30, 2022 and December 31, 2021. The amounts presented do not consider impairment.

	30.06.2022				31.12.2021
Direct loans, see (c.1)	Stage 1	Stage 2	Stage 3 (*)	Total (*)	Stage 1	Stage 2	Stage 3 (*)	Total (*)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	33,577,692	1,894,717	—	35,472,409	33,465,863	428,269	—	33,894,132
Standard grade	3,925,568	633,074	—	4,558,642	4,408,249	371,023	—	4,779,272
Sub-standard grade	1,609,282	1,014,655	—	2,623,937	1,918,709	1,191,914	—	3,110,623
Past due but not impaired	724,557	1,097,946	—	1,822,503	729,660	862,359	—	1,592,019
Impaired
Individually	—	—	39,656	39,656	—	—	41,069	41,069
Collectively	—	—	1,083,077	1,083,077	—	—	1,271,107	1,271,107
Total direct loans	39,837,099	4,640,392	1,122,733	45,600,224	40,522,481	2,853,565	1,312,176	44,688,222

	30.06.2022				31.12.2021
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,646,563	459,151	—	4,105,714	3,871,575	347,420	—	4,218,995
Standard grade	12,062	41,130	—	53,192	79,334	798	—	80,132
Sub-standard grade	196,836	87,665	—	284,501	33,453	82,821	—	116,274
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	12,909	12,909	—	—	12,909	12,909
Collectively	—	—	11,671	11,671	—	—	12,148	12,148
Total indirect loans	3,855,461	587,946	24,580	4,467,987	3,984,362	431,039	25,057	4,440,458
(*)

As of June 30, 2022, the maximum exposure to credit risk of the Banking segment for direct loans in Stage 3 amounts to S/1,122,499,000, out of a total amount of S/43,862,339,000 in the direct loan portfolio (as of December 31, 2021, amounted to S/1,308,216,000 out of a total amount of S/43,011,805,000 in the direct loan portfolio). Therefore, as of June 30, 2022, the balance of provisions for said segment amounts to S/2,084,802,000 (as of December 31, 2021, amounted to S/2,102,465,000).

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.06.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	15,409,984	1,808,183	—	17,218,167	16,535,489	372,946	—	16,908,435
Standard grade	1,510,574	303,950	—	1,814,524	2,229,068	163,143	—	2,392,211
Sub-standard grade	817,954	267,542	—	1,085,496	1,094,980	509,141	—	1,604,121
Past due but not impaired	377,318	430,638	—	807,956	376,301	324,017	—	700,318
Impaired
Individually	—	—	39,656	39,656	—	—	41,069	41,069
Collectively	—	—	351,798	351,798	—	—	472,764	472,764
Total direct loans	18,115,830	2,810,313	391,454	21,317,597	20,235,838	1,369,247	513,833	22,118,918

	30.06.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,194,775	78,209	—	10,272,984	9,365,186	53,219	—	9,418,405
Standard grade	1,456,159	267,599	—	1,723,758	1,386,872	75,474	—	1,462,346
Sub-standard grade	445,017	443,078	—	888,095	527,381	391,980	—	919,361
Past due but not impaired	111,021	467,333	—	578,354	89,186	270,241	—	359,427
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	393,888	393,888	—	—	354,960	354,960
Total direct loans	12,206,972	1,256,219	393,888	13,857,079	11,368,625	790,914	354,960	12,514,499

	30.06.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,041,418	942	—	7,042,360	6,749,848	1,838	—	6,751,686
Standard grade	796,397	26,595	—	822,992	715,652	43,702	—	759,354
Sub-standard grade	328,032	190,979	—	519,011	287,750	159,549	—	447,299
Past due but not impaired	201,059	119,413	—	320,472	231,610	93,827	—	325,437
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	256,651	256,651	—	—	268,528	268,528
Total direct loans	8,366,906	337,929	256,651	8,961,486	7,984,860	298,916	268,528	8,552,304

	30.06.2022				31.12.2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	931,515	7,383	—	938,898	815,340	266	—	815,606
Standard grade	162,438	34,930	—	197,368	76,657	88,704	—	165,361
Sub-standard grade	18,279	113,056	—	131,335	8,598	131,244	—	139,842
Past due but not impaired	35,159	80,562	—	115,721	32,563	174,274	—	206,837
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	80,740	80,740	—	—	174,855	174,855
Total direct loans	1,147,391	235,931	80,740	1,464,062	933,158	394,488	174,855	1,502,501

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	30.06.2022				30.06.2021				31.12.2021
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	956,456	404,881	703,580	2,064,917	180,241	1,145,207	1,659,403	2,984,851	2,984,851
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	292,537	—	—	292,537	241,376	—	—	241,376	397,989
Assets matured or derecognized (excluding write-offs)	(57,712)	(28,184)	(22,107)	(108,003)	(65,998)	(33,318)	(20,830)	(120,146)	(224,524)
Transfers to Stage 1	130,945	(127,651)	(3,294)	—	102,181	(100,768)	(1,413)	—	—
Transfers to Stage 2	(182,100)	191,307	(9,207)	—	(83,770)	94,934	(11,164)	—	—
Transfers to Stage 3	(29,408)	(188,120)	217,528	—	(41,544)	(234,241)	275,785	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(95,941)	213,106	150,788	267,953	(73,906)	39,586	381,112	346,792	(106,741)
Others	(301,706)	132,740	58,652	(110,314)	(92,952)	(40,848)	26,813	(106,987)	333,280
Total	(243,385)	193,198	392,360	342,173	(14,613)	(274,655)	650,303	361,035	400,004
Write-offs	—	—	(433,008)	(433,008)	—	—	(985,085)	(985,085)	(1,525,094)
Recovery of written–off loans	—	—	74,535	74,535	—	—	87,296	87,296	181,969
Foreign exchange effect	(407)	(1,378)	(2,307)	(4,092)	5,147	3,890	9,827	18,864	23,187
Expected credit loss at the end of year balances	712,664	596,701	735,160	2,044,525	170,775	874,442	1,421,744	2,466,961	2,064,917

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.06.2022				30.06.2021				31.12.2021
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	100,874	60,100	182,467	343,441	71,272	98,040	68,448	237,760	237,760
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	24,570	—	—	24,570	34,457	—	—	34,457	30,045
Assets derecognized or matured (excluding write-offs)	(8,710)	(6,001)	(9,510)	(24,221)	(23,218)	(8,196)	(1,004)	(32,418)	(48,459)
Transfers to Stage 1	30,713	(30,060)	(653)	—	11,747	(11,747)	—	—	—
Transfers to Stage 2	(17,771)	18,653	(882)	—	(7,371)	7,380	(9)	—	—
Transfers to Stage 3	(2,183)	(47,209)	49,392	—	(1,046)	(8,749)	9,795	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(23,588)	6,364	13,047	(4,177)	(7,184)	16,766	33,747	43,329	171,697
Others	(17,395)	35,992	(14,393)	4,204	(9,350)	(12,272)	(5,165)	(26,787)	(36,542)
Total	(14,364)	(22,261)	37,001	376	(1,965)	(16,818)	37,364	18,581	116,741
Write-offs	—	—	(45,267)	(45,267)	—	—	(17,919)	(17,919)	(27,392)
Recovery of written–off loans	—	—	520	520	—	—	382	382	1,404
Foreign exchange effect	(229)	(1,106)	(1,524)	(2,859)	4,600	3,087	4,606	12,293	14,928
Expected credit loss at end of year	86,281	36,733	173,197	296,211	73,907	84,309	92,881	251,097	343,441

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

	30.06.2022				30.06.2021				31.12.2021
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	802,421	263,219	336,041	1,401,681	85,321	901,602	1,426,470	2,413,393	2,413,393
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	245,020	—	—	245,020	200,220	—	—	200,220	348,647
Assets derecognized or matured (excluding write-offs)	(46,958)	(20,232)	(5,425)	(72,615)	(40,863)	(23,333)	(13,799)	(77,995)	(152,520)
Transfers to Stage 1	47,980	(46,391)	(1,589)	—	59,909	(58,678)	(1,231)	—	—
Transfers to Stage 2	(153,246)	155,324	(2,078)	—	(68,904)	74,588	(5,684)	—	—
Transfers to Stage 3	(23,771)	(96,544)	120,315	—	(38,360)	(205,011)	243,371	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(33,439)	196,312	192,099	354,972	(45,916)	4,031	304,883	262,998	(429,660)
Others	(253,489)	35,279	38,886	(179,324)	(71,892)	(7,050)	29,428	(49,514)	459,139
Total	(217,903)	223,748	342,208	348,053	(5,806)	(215,453)	556,968	335,709	225,606
Write-offs	—	—	(355,960)	(355,960)	—	—	(930,224)	(930,224)	(1,414,948)
Recovery of written–off loans	—	—	70,203	70,203	—	—	85,107	85,107	175,287
Foreign exchange effect	(15)	(200)	(85)	(300)	26	361	1,425	1,812	2,343
Expected credit loss at end of year	584,503	486,767	392,407	1,463,677	79,541	686,510	1,139,746	1,905,797	1,401,681

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

	30.06.2022				30.06.2021				31.12.2021
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	12,669	42,681	99,850	155,200	11,123	62,782	114,079	187,984	187,984
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	764	—	—	764	1,994	—	—	1,994	2,357
Assets derecognized or matured (excluding write-offs)	(265)	(260)	(6,148)	(6,673)	(1,021)	(355)	(5,073)	(6,449)	(15,754)
Transfers to Stage 1	3,937	(3,937)	—	—	2,465	(2,465)	—	—	—
Transfers to Stage 2	(394)	4,068	(3,674)	—	(790)	6,259	(5,469)	—	—
Transfers to Stage 3	(132)	(1,276)	1,408	—	(855)	(1,875)	2,730	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(3,703)	2,143	7,046	5,486	(1,946)	(2,634)	8,332	3,752	(35,772)
Others	(1,913)	(1,837)	(8,495)	(12,245)	(1,431)	(6,762)	2,073	(6,120)	13,055
Total	(1,706)	(1,099)	(9,863)	(12,668)	(1,584)	(7,832)	2,593	(6,823)	(36,114)
Write-offs	—	—	(1,713)	(1,713)	—	—	(1,691)	(1,691)	(2,419)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	(163)	(72)	(697)	(932)	478	437	3,701	4,616	5,749
Expected credit loss at end of year	10,800	41,510	87,577	139,887	10,017	55,387	118,682	184,086	155,200

	30.06.2022				30.06.2021				31.12.2021
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	40,492	38,881	85,222	164,595	12,525	82,783	50,406	145,714	145,714
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	22,183	—	—	22,183	4,705	—	—	4,705	16,940
Assets derecognized or matured (excluding write-offs)	(1,779)	(1,691)	(1,024)	(4,494)	(896)	(1,434)	(954)	(3,284)	(7,791)
Transfers to Stage 1	48,315	(47,263)	(1,052)	—	28,060	(27,878)	(182)	—	—
Transfers to Stage 2	(10,689)	13,262	(2,573)	—	(6,705)	6,707	(2)	—	—
Transfers to Stage 3	(3,322)	(43,091)	46,413	—	(1,283)	(18,606)	19,889	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(35,211)	8,287	(61,404)	(88,328)	(18,860)	21,423	34,150	36,713	186,994
Others	(28,909)	63,306	42,654	77,051	(10,279)	(14,764)	477	(24,566)	(102,372)
Total	(9,412)	(7,190)	23,014	6,412	(5,258)	(34,552)	53,378	13,568	93,771
Write-offs	—	—	(30,068)	(30,068)	—	—	(35,251)	(35,251)	(80,335)
Recovery of written–off loans	—	—	3,812	3,812	—	—	1,807	1,807	5,278
Foreign exchange effect	—	—	(1)	(1)	43	5	95	143	167
Expected credit loss at end of year	31,080	31,691	81,979	144,750	7,310	48,236	70,435	125,981	164,595

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.06.2022				30.06.2021				31.12.2021
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,594	18,492	13,243	40,329	15,741	18,945	23,037	57,723	57,723
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	3,654	—	—	3,654	4,773	—	—	4,773	4,016
Assets derecognized or matured	(1,334)	(1,436)	(846)	(3,616)	(4,276)	(672)	(1,289)	(6,237)	(19,950)
Transfers to Stage 1	132	(132)	—	—	145	(134)	(11)	—	—
Transfers to Stage 2	(754)	754	—	—	(384)	384	—	—	—
Transfers to Stage 3	—	(58)	58	—	(535)	(299)	834	—	—
Impact on the expected credit loss for credits that change stage in the year (*)	(46)	355	98	407	(53)	(140)	1,026	833	1,085
Others	1,579	(810)	(505)	264	2,356	4,789	(700)	6,445	(3,578)
Total	3,231	(1,327)	(1,195)	709	2,026	3,928	(140)	5,814	(18,427)
Foreign exchange effect	(1,439)	1,098	(12)	(353)	419	224	29	672	1,033
Expected credit loss at the end of year balances, Note 10(a)	10,386	18,263	12,036	40,685	18,186	23,097	22,926	64,209	40,329

(*)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), during 2022 and 2021, the Group decided to apply its expert judgment in determining the expected credit loss, see Note 30.1(d.7) to the annual audited consolidated financial statements.

7.	Investment property
(a)	This caption is made up as follows:

	30.06.2022	31.12.2021	Acquisition or construction year	Valuation methodology as of June 30, 2022 and December 31, 2021
	S/(000)	S/(000)
Land
San Isidro – Lima	263,477	281,535	2009	Appraisal
San Martín de Porres – Lima	80,539	66,408	2015	Appraisal
Nuevo Chimbote	33,842	33,863	2021	Appraisal
Others	55,927	47,404	-	Appraisal/Cost
	433,785	429,210
Completed investment property - “Real Plaza” Shopping Malls
Talara	33,286	32,554	2015	DCF
	33,286	32,554
Buildings
Ate Vitarte – Lima	156,211	116,432	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima	139,067	153,452	2017	DCF
Piura	127,196	116,595	2008/2020	DCF/Appraisal
Paseo del Bosque (d)	106,776	105,398	2021	DCF
Chorrillos – Lima	74,872	67,043	2017	DCF
Chimbote	46,794	44,212	2015	DCF
Maestro-Huancayo	33,521	31,965	2017	DCF
Cusco	31,246	30,852	2017	DCF
Others	97,568	96,741	-	DCF
	813,251	762,690

Total	1,280,322	1,224,454

DCF: Discounted cash flow

i)	As of June 30, 2022 and December 31, 2021, there are no liens on investment property.

(b)	The net gain on investment properties as of June 30, 2022 and 2021, consists of the following:

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Income from rental	34,862	23,919
Net gain on valuation	28,905	56,595
Total	63,767	80,514

(c)	The movement of the caption as of June 30, 2022 and 2021, is as follows:

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Beginning of period balances	1,224,454	1,043,978
Additions (d)	16,085	124,557
Valuation gain	28,905	56,595
Net transfers	10,878	1,616
Balances as of June 30	1,280,322	1,226,746
Balances as of December 31, 2021		1,224,454

(d)	For the year 2021, it mainly corresponds to the purchase of the “Paseo del Bosque” building.

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	607,035	455,060
Accounts receivable related to derivative financial instruments (b)	594,121	793,361
Accounts receivable from sale of investments	163,331	12,366
Operations in process	108,887	86,193
Assets for technical reserves for claims and premiums by reinsurers	46,503	53,104
Others	21,720	22,749
	1,541,597	1,422,833
Non-financial instruments
Deferred charges	199,198	75,316
Payments in advance of Income Tax	136,499	255,437
Realizable assets, received as payment and seized through legal actions	27,470	26,871
Investments in associates	13,747	99,767
Prepaid rights to related entity	3,399	3,399
Others	19,474	3,831
	399,787	464,621
Total	1,941,384	1,887,454
Other accounts payable, provisions and other liabilities
Financial instruments
Other accounts payable	883,175	547,747
Contract liability with investment component	810,981	736,637
Accounts payable related to derivative financial instruments (b)	293,035	413,797
Operations in process	254,845	169,515
Lease liabilities	209,059	234,946
Accounts payable for acquisitions of investments	200,077	17,817
Workers’ profit sharing and salaries payable	146,224	113,874
Allowance for indirect loan losses, Note 6(d.2)	40,685	40,329
Accounts payable to reinsurers and coinsurers	7,040	4,215
	2,845,121	2,278,877
Non-financial instruments
Provision for other contingencies	71,925	64,935
Deferred income	70,893	46,145
Taxes payable	59,859	76,823
Others	4,295	10,821
	206,972	198,724
Total	3,052,093	2,477,601

(b)	The following table presents, as of June 30, 2022 and December 31, 2021, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of June 30, 2022	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	88,672	29,086	4,744,018	—	Between July 2022 and November 2023	-	-
Interest rate swaps	38,686	16,460	1,988,185	—	Between July 2022 and June 2036	-	-
Currency swaps	104,923	167,860	3,106,726	—	Between July 2022 and March 2029	-	-
Cross currency swaps	—	78,534	225,132	—	January 2023	-	-
Options	488	1,095	90,306	—	Between July 2022 and June 2023	-	-
	232,769	293,035	10,154,367	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	255,763	—	1,686,825	(11,222)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	105,589	—	574,500	(4,747)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
	361,352	—	2,261,325	(15,969)
	594,121	293,035	12,415,692	(15,969)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2021	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	53,421	128,250	8,631,830	—	Between January 2022 and December 2022	-	-
Interest rate swaps	40,139	30,325	2,969,027	—	Between January 2022 and June 2036	-	-
Currency swaps	220,979	162,917	4,162,325	—	Between January 2022 and April 2028	-	-
Cross currency swaps	—	92,299	234,667	—	January 2023	-	-
Options	—	6	1,816	—	Between January 2022 and June 2022	-	-
	314,539	413,797	15,999,665	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	343,535	—	1,758,267	37,251	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	135,287	—	599,700	44,735	October 2027	Senior bonds	Bonds, notes and other obligations
	478,822	—	2,357,967	81,986
	793,361	413,797	18,357,632	81,986

(i)	As of June 30, 2022 and December 31, 2021, certain derivative financial instruments hold collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of June 30, 2022 and December 31, 2021. During the year 2021 and 2020, there were no discontinued hedges accounting.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Deposits and obligations
(a)	This caption is made up as follows:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Saving deposits	20,596,142	22,541,822
Demand deposits	15,198,654	14,433,164
Time deposits	10,450,099	10,954,233
Compensation for service time (c)	1,026,854	962,596
Other obligations	5,956	6,129
Total	47,277,705	48,897,944

(b)	Rates applied to deposits and obligations are determined based on the market interest rates.
(c)

In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients to withdraw the 100 percent of these deposits accumulated until December 31, 2023. As part of this benefit, as of June 30, 2022, 165,525 clients withdrew approximately S/249,427,000.

In April 2021, through Act No. 31171, the Peruvian government authorized clients to withdraw the 100 percent of these deposits accumulated until December 31, 2021. As part of this benefit, as of December 31, 2021, 242,000 customers withdrew approximately S/1,630,000,000.

(d)	As of June 30, 2022 and December 31, 2021, approximately S/16,446,259,000 and S/17,180,174,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
10.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	5,846,296	6,332,527
Promotional credit lines	1,652,653	1,595,405
Loans received from foreign entities	214,200	322,947
Loans received from Peruvian entities	308,011	226,713
	8,021,160	8,477,592
Interest and commissions payable	41,027	45,257
	8,062,187	8,522,849
By term -
Short term	1,935,121	1,068,838
Long term	6,127,066	7,454,011
Total	8,062,187	8,522,849

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, as of June 30, 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,458,000 (S/4,183,571,000 as of December 31, 2021).

As of June 30, 2022, include repurchase operations on loans represented by securities according to which Interbank received a debit in local currency for approximately S/3,139,839,000 (S/4,389,903,000 as of December 31, 2021), and gives to commercial and micro and small business loans as guarantee; see Note 6(a).

11.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.06.2022	31.12.2021
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	—	137,900
						—	137,900
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	149,967	149,938
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	191,123	199,175
						341,090	349,113
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	95,625	99,675
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	76,427	79,663
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	76,500	79,740
						248,552	259,078
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						739,642	896,091
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,140,555	1,188,394
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	310,897	311,401
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,520,968	1,584,288
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,844,114	1,912,330
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,145,482	1,193,461
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,076,420	1,178,000
Total international issuances						7,038,436	7,367,874
Total local and international issuances						7,778,078	8,263,965
Interest payable						127,355	125,707
Total						7,905,433	8,389,672

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met in the opinion of the Group's Management and its legal advisors.

12.	Insurance contract liabilities
(a)This caption is comprised of the following:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	10,141,541	11,735,995
Technical reserves for claims (c)	210,177	222,063
	10,351,718	11,958,058
By term -
Short term	994,928	949,512
Long term	9,356,790	11,008,546
Total	10,351,718	11,958,058

(b)The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of June 30, 2022 and 2021, is as follows:
	30.06.2022						30.06.2021
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,923,679	618,452	892,992	40,762	260,110	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075
Insurance subscriptions	176,491	—	1,816	36,432	—	214,739	213,876	—	1,422	26,137	—	241,435
Time passage adjustments	(1,510,486)	(65,807)	42,275	(29,426)	(33,078)	(1,596,522)	(1,256,202)	(142,480)	73,762	(29,931)	(70,311)	(1,425,162)
Maturities and recoveries	—	—	(32,400)	—	—	(32,400)	—	—	(29,206)	—	—	(29,206)
Exchange differencies	(148,275)	—	(31,706)	(265)	(25)	(180,271)	220,094	—	44,789	297	52	265,232
End of year balances	8,441,409	552,645	872,977	47,503	227,007	10,141,541	9,626,223	602,812	836,938	34,518	249,883	11,350,374
Balance as of December 31							9,923,679	618,452	892,992	40,762	260,110	11,735,995

(c)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of June 30, 2022 and December 31, 2021, are the following:

Type	Mortality table		Interest rate
	30.06.2022	31.12.2021	30.06.2022	31.12.2021
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017		5.83% in US$	3.70% in US$
	with improvement factor for mortality		5.11% in S/ VAC 8.27% adjustable in S/	3.77% in S/ VAC 6.84% adjustable in S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		5.11% in S/ VAC	3.77% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		5.11% in S/ VAC	3.77% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjustable		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of June 30, 2022 and December 31, 2021, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	30.06.2022			31.12.2021
		Variation in reserves			Variation in reserves
	Reserves	Amount	Percentage	Reserves	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	7,743,970	(697,440)	(8.26)	8,995,287	(928,392)	(9.37)
Changes in interest rate: - 100 bps	9,265,819	824,409	9.77	11,041,604	1,117,925	11.27
Changes in mortality table at 105%	8,370,452	(70,959)	(0.84)	9,823,769	(99,910)	(1.01)
Changes in mortality table at 95%	8,515,475	74,065	0.88	10,028,431	104,752	1.06
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	504,161	(48,484)	(8.77)	557,818	(60,634)	(9.80)
Changes in interest rate: - 100 bps	610,455	57,810	10.46	691,971	73,519	11.89
Changes in mortality table at 105%	546,787	(5,858)	(1.06)	611,223	(7,229)	(1.17)
Changes in mortality table at 95%	558,760	6,114	1.11	626,020	7,568	1.22
SCTR insurance -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	203,232	(23,775)	(10.47)	228,990	(31,120)	(11.96)
Changes in interest rate: - 100 bps	256,513	29,506	13.00	299,710	39,600	15.22
Changes in mortality table at 105%	225,540	(1,467)	(0.65)	258,161	(1,949)	(0.75)
Changes in mortality table at 95%	228,529	1,522	0.67	262,143	2,033	0.78

13.	Equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of June 30, 2022 and December 31, 2021, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000); equivalent to US$0.77 per share, which were paid on May 6, 2021. Also, in Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000); equivalent to US$0.65 per share, which was paid on December 20, 2021.

(b)     Treasury stock -

As of June 30, 2022 and December 31, 2021, the Company and some Subsidiaries hold 30,074 shares issued by IFS, with an acquisition cost equivalent to S/3,363,000.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of June 30, 2022 and December 31, 2021, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

(e)	Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to “Retained earnings”.

14.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of June 30, 2022 and 2021, the

Company has recorded a provision for S/14,153,000 and S/13,982,000, respectively, in the caption “Income Tax” of the consolidated statement of income.
(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of June 30, 2022 and December 31, 2021, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to review by the Tax Authority as of June 30, 2022:

- Interbank: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

-	Interseguro: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

- Seguros Sura: Income Tax returns for the years 2017 to 2018, and Value-Added-Tax returns for the years 2017 to 2018.

- Procesos de Medios de Pago: Income Tax returns for the years 2017 to 2021, and Value-Added-Tax returns for the years 2017 to 2021.

- Izipay: Income Tax returns for the years 2018 to 2021, and Value-Added-Tax returns for the years 2018 to 2021.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

•

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not.

The tax liability requested for this concept and other minor contingencies, as of June 30, 2022, amounts to approximately S/431,000,000 (S/425,000,000 as of December 31,2021), and includes taxes, fines and interest arrears, of which S/341,000,000 corresponded to the interest in suspense and S/90,000,000 corresponded to other minor discrepancies. From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of the Interbank’s position; as consequence, no provision has been recorded for this contingency as of June 30, 2022 and December 31, 2021.

•

In 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. To date, this process has been appealed and is pending resolution by the Tax Court.

•

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The main concept observed corresponds to the deduction of loan write-offs without proof by the SBS.

As of June 30, 2022 and December 31, 2021, the tax debt requested for this concept and other minor contingencies amounts to approximately S/42,000,000 and S/41,000,000, respectively, which comprises the tax and fines.

In the opinion of Interbank’s Management and its legal advisors, any eventually additional tax settlement would not be significant for the financial statements as of June 30, 2022 and December 31, 2021.

•

In April 2019, SUNAT notified about the beginning of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process and no resolutions have been issued by SUNAT.

•

In September and December 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the claim stage.

•

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000.

•	In June 2020, Interbank filed an Appeal, which is pending of pronouncement by the Tax Court.
•

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000. At the date of this report, the process is under appeal, pending resolution. As of June 30, 2022, the tax debt claimed by SUNAT amounted to S/14,000,000.

•

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense).  Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

•	In December 2021, by letter No. 210011740110-01-SUNAT, SUNAT notified the Bank about the beginning of the definitive audit process on Income Tax corresponding to the year 2017.
•

In June 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court notified Interbank of its ruling regarding the Income Tax 2004, which declared groundless the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position held by Interbank in the sense that interest in suspense does not constitute taxable income.

In the opinion of Interbank’s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of June 30, 2022 and December 31, 2021.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. As of December

31, 2021, SUNAT has not appealed the pronouncement by the Tax Court. Therefore, Interseguro has terminated this contentious-administrative procedure claimed by SUNAT.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of June 30, 2022 and December 31, 2021.

Izipay:

As of December 31, 2021, Izipay maintains tax loss amounting to S/99,640,144. In application of tax regulations in force, Management opted for system “B” to offset its tax losses against the net income obtained in the following years, up to 50 percent of said income.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of June 30, 2022 and December 31, 2021.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the consolidated statements of income:

	For the six-month ended as of June 30,
	2022	2021
	S/(000)	S/(000)
Current – Expense	275,564	93,078
Deferred – (Income) expense	(58,802)	101,423
	216,762	194,501

15.	Interest income and expenses, and similar accounts
(a)	For the six-month periods ended June 30, 2022 and 2021 this caption is composed as follows:

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	1,901,499	1,573,790
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	6,855	65,523
Interest on investments at fair value through other comprehensive income	556,201	426,143
Interest on investments at amortized cost	80,547	64,225
Interest on due from banks and inter-bank funds	53,799	12,530
Dividends on financial instruments	39,815	53,707
Other interest and similar income	1,484	2,111
Total	2,640,200	2,198,029
Interest and similar expenses
Interest and fees on deposits and obligations	(296,044)	(159,106)
Interest on bonds, notes and other obligations	(209,137)	(207,957)
Interest and fees on obligations with financial institutions	(88,337)	(77,524)
Deposit insurance fund fees	(37,533)	(32,563)
Interest on lease payments	(6,423)	(7,167)
Other interest and similar expenses	(26,284)	(12,347)
Total	(663,758)	(496,664)

16.	Fee income from financial services, net
(a)	For the six-month periods ended June 30, 2022 and 2021 this caption is composed as follows:

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	326,034	250,868
Income from services (acquirer and issuer role) (b)	158,460	—
Banking services fees	99,095	113,101
Brokerage and custody services	3,171	4,942
Others (c)	10,720	—

Performance obligations over time:
Funds management	80,888	93,137
Contingent loans fees	34,419	32,127
Collection services	29,160	25,199
Commission for loans rescheduling “Reactiva Peru” program	7,990	10,421
Others	5,471	22,625
Total	755,408	552,420
Expenses
Credit cards	(76,399)	(52,841)
Expenses for services (acquirer and issuer role) (*)	(69,698)	—
Credit life insurance premiums	(32,398)	(34,715)
Local banks fees	(22,180)	(15,099)
Foreign banks fees	(12,112)	(16,790)
Commission for loans rescheduling “Reactiva Peru” program	(11,083)	(12,385)
Registry expenses	(1,128)	(1,348)
Brokerage and custody services	(609)	(532)
Others (*)	(40,882)	(16,837)
Total	(266,489)	(150,547)
Net	488,919	401,873

(*)	Includes S/17,133,000 related to brand fees expenses, paid by Izipay , during the second quarter 2022, since Izipay became a Subsidiary of IFS.

(b)

Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay. These revenues correspond to the second quarter 2022, period in which Izipay becomes a Subsidiary of IFS.

(c)	Corresponds to revenues for correspondent cashier services for S/10,720,000, from Izipay (from April to June 2022), period in which Izipay becomes a Subsidiary of IFS.

17.	Other income and (expenses)
(a)	For the six-month periods ended June 30, 2022 and 2021 this caption is composed as follows:

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Other income
Income from investments in associates (b)	14,935	14,176
Gain from sale of written-off-loans	4,308	1,463
Other technical income from insurance operations	3,666	3,618
Income from ATM rentals	3,484	2,304
Services rendered to third parties	3,251	4,206
Other income	66,605	13,462
Total other income	96,249	39,229
Other expenses
Sundry technical insurance expenses	(34,965)	(29,805)
Commissions from insurance activities	(24,509)	(20,779)
Provision for sundry risk	(6,608)	(4,354)
Provision for assets received as payment and seized assets	(4,958)	(118)
Expenses related to rental income	(4,266)	(727)
Administrative and tax penalties	(2,997)	(1,134)
Donations	(2,210)	(2,403)
Other expenses	(39,033)	(23,590)
Total other expenses	(119,546)	(82,910)

(b)	As of June 30, 2022, includes S/5,033,000 corresponding to the participation that Interbank held in Izipay until March 31, 2022, as investment in associated.

18.	Net premiums earned

(a)   For the six-month periods ended June 30, 2022 and 2021 this caption is composed as follows:

	Premiums assumed		Adjustment of technical reserves		Gross premiums (*)		Premiums ceded to reinsurers		Net premiums earned
	30.06.2022	30.06.2021	30.06.2022	30.06.2021	30.06.2022	30.06.2021	30.06.2022	30.06.2021	30.06.2022	30.06.2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	255,802	241,928	(131,879)	(91,262)	123,923	150,666	—	—	123,923	150,666
Group life	86,263	66,713	(587)	(2,003)	85,676	64,710	(3,575)	(3,237)	82,101	61,473
Individual life	103,951	83,722	(11,018)	(44,739)	92,933	38,983	(3,143)	(2,568)	89,790	36,415
Retirement (disability and survival)	4,990	5,023	(10,211)	2,809	(5,221)	7,832	(205)	(262)	(5,426)	7,570
Others	—	(1)	(9,490)	(3,433)	(9,490)	(3,434)	—	—	(9,490)	(3,434)
Total life insurance	451,006	397,385	(163,185)	(138,628)	287,821	258,757	(6,923)	(6,067)	280,898	252,690
Total general insurance	62,198	45,719	(6,990)	3,688	55,208	49,407	(22)	(42)	55,186	49,365
Total general	513,204	443,104	(170,175)	(134,940)	343,029	308,164	(6,945)	(6,109)	336,084	302,055

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time.

(b)	The composition of the net claims and benefits incurred for life insurance contracts and others is presented below:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	30.06.2022	30.06.2021	30.06.2022	30.06.2021	30.06.2022	30.06.2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(348,287)	(333,385)	—	—	(348,287)	(333,385)
Group life	(13,998)	(82,590)	2,252	7,151	(11,746)	(75,439)
Individual life	(3,576)	(18,809)	(2,189)	3,141	(5,765)	(15,668)
Retirement (disability and survival)	(27,326)	(25,253)	2,669	3,249	(24,657)	(22,004)
Others	(8,294)	(7,724)	(76)	355	(8,370)	(7,369)
General insurance	(18,749)	(12,070)	—	9	(18,749)	(12,061)
	(420,230)	(479,831)	2,656	13,905	(417,574)	(465,926)

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2021
Balance as of January 1, 2021	115,423	115,423	180	115,423
Sale of treasury stock	1	1	171	0
Purchase of treasury stock	(6)	(6)	112	(4)
Balance as of June 30, 2021	115,418	115,418		115,419
Net earnings attributable to IFS’s shareholders S/(000)				979,711
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				8.488
Period 2022
Balance as of January 1, 2022	115,418	115,418	180	115,418
Balance as of June 30, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders S/(000)				649,876
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				5.631

20.	Transactions with related parties and affiliated
(a)	The table below presents the main transactions with related parties and affiliated as of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	72,575	112,096
Investments at fair value through other comprehensive income	59,169	65,357
Loans, net (b)	1,321,824	1,323,580
Accounts receivable	133,355	131,541
Other assets	16,573	8,694
Liabilities
Deposits and obligations	1,129,754	999,754
Other liabilities	64,920	12,809
Off-balance sheet accounts
Indirect loans (b)	87,407	105,604

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	32,014	33,820
Rental income	18,517	13,564
Valuation of financial derivative instruments	105	64
Administrative expenses	(14,421)	(19,397)
Interest and similar expenses	(4,838)	(1,252)
Others, net	23,590	16,593

(b)	As of June 30, 2022 and December 31, 2021, the detail of loans is the following:

	30.06.2022			31.12.2021
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,122,424	19,633	1,142,057	1,076,393	45,522	1,121,915
Associates	199,400	67,774	267,174	247,187	60,082	307,269
	1,321,824	87,407	1,409,231	1,323,580	105,604	1,429,184

(c)

As of June 30, 2022 and December 31, 2021, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law. As of June 30, 2022 and December 31, 2021, direct loans to employees, directors and executives amounted to S/217,452,000 and S/212,967,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.
(d)	The Group’s key personnel basic remuneration for the six-month periods ended June 30, 2022 and 2021, is presented below:

	30.06.2022	30.06.2021
	S/(000)	S/(000)
Salaries	14,379	13,580
Board of Directors’ compensations	1,795	1,818
Total	16,174	15,398

(e)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the current regulation. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments -

Mainly renders services of management, operation and processing of credit and debit cards. Taking into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment correspond to the second quarter of 2022. As of the date of this report, the Company is under the process of determining the fair values of the acquired assets and liabilities, as well as of the intangibles not recognized by Izipay. In this sense, the balances presented for the payments segment in this note, are preliminary and may vary as a result of the review process.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the six-month periods ended June 30, 2022 and 2021:

	30.06.2022
	Banking (*)	Insurance	Wealth management	Payments (**)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (***)
Third party	2,715,659	789,094	(15,940)	86,088	(10,504)	3,564,397
Inter-segment	(39,644)	(28)	—	—	39,672	—
Total income	2,676,015	789,066	(15,940)	86,088	29,168	3,564,397
Consolidated statement of income data
Interest and similar income	2,117,353	452,542	69,926	224	155	2,640,200
Interest and similar expenses	(578,839)	(62,294)	(19,898)	(474)	(2,253)	(663,758)
Net interest and similar income	1,538,514	390,248	50,028	(250)	(2,098)	1,976,442
Impairment (loss) reversal on loans, net of recoveries	(345,114)	—	2,232	—	—	(342,882)
Recovery (loss) due to impairment of financial investments	(49)	4,934	(2,515)	—	(13)	2,357
Net interest and similar income after impairment loss on loans	1,193,351	395,182	49,745	(250)	(2,111)	1,635,917
Fee income from financial services, net	373,248	(3,524)	85,370	72,339	(38,514)	488,919
Net loss on sale of financial investments	(8,203)	(7,443)	(31,599)	—	—	(47,245)
Other income	233,261	11,406	(139,637)	13,525	27,855	146,410
Total net premiums earned minus claims and benefits	—	(81,461)	—	—	(29)	(81,490)
Depreciation and amortization	(125,881)	(12,553)	(7,349)	(9,587)	2,813	(152,557)
Other expenses	(809,496)	(184,252)	(64,700)	(52,216)	20,526	(1,090,138)
Income (loss) before translation result and Income Tax	856,280	117,355	(108,170)	23,811	10,540	899,816
Translation result	(19,541)	(1,756)	(8,361)	1,738	(537)	(28,457)
Income Tax	(193,109)	—	(749)	(7,960)	(14,944)	(216,762)
Net profit (loss) for the period	643,630	115,599	(117,280)	17,589	(4,941)	654,597
Attributable to:
IFS’s shareholders	643,630	115,599	(117,280)	17,589	(9,662)	649,876
Non-controlling interest	—	—	—	—	4,721	4,721
	643,630	115,599	(117,280)	17,589	(4,941)	654,597

(*)

As of June 30, 2022, the banking segment includes 50 percent of Interbank’s participation in Izipay, recorded in the caption “Other income”. The portion corresponding to the second quarter has been eliminated from the consolidation process.

(**)

As of June 30, 2022, the payments segment corresponds to income generated by Izipay in the second quarter plus the participation recorded by Interbank over Izipay’s income generated in the first quarter. As of the date of this report, the Company is under the process of determining the fair values of the acquired assets and liabilities, as well as of the intangibles not recognized by Izipay. In this sense, the balances presented for the payments segment in this note, are preliminary and may vary as a result of the review process.

(***)	Corresponds to interest and similar income, other income and net premiums earned.

	30.06.2021
	Banking (*)	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (**)
Third party	2,385,949	899,969	275,458	(3,652)	3,557,724
Inter-segment	(19,132)	—	—	19,132	—
Total income	2,366,817	899,969	275,458	15,480	3,557,724
Consolidated statement of income data
Interest and similar income	1,746,324	366,269	77,088	8,348	2,198,029
Interest and similar expenses	(429,278)	(45,154)	(19,117)	(3,115)	(496,664)
Net interest and similar income	1,317,046	321,115	57,971	5,233	1,701,365
Impairment loss on loans, net of recoveries	(366,831)	—	(18)	—	(366,849)
(Loss) recovery due to impairment of financial investments	(405)	40,427	(554)	—	39,468
Net interest and similar income after impairment loss on loans	949,810	361,542	57,399	5,233	1,373,984
Fee income from financial services, net	323,146	(2,090)	98,433	(17,616)	401,873
Net gain on sale of financial investments	105,045	96,178	20,246	—	221,469
Other income	211,434	137,557	79,691	5,616	434,298
Total net premiums earned minus claims and benefits	—	(163,871)	—	—	(163,871)
Depreciation and amortization	(117,167)	(12,602)	(7,355)	2,912	(134,212)
Other expenses	(706,351)	(145,912)	(58,898)	7,545	(903,616)
Income before translation result and Income Tax	765,917	270,802	189,516	3,690	1,229,925
Translation result	1,850	(24,846)	(7,004)	(21,123)	(51,123)
Income Tax	(173,695)	—	(6,033)	(14,773)	(194,501)
Net profit (loss) for the period	594,072	245,956	176,479	(32,206)	984,301
Attributable to:
IFS’s shareholders	594,072	245,956	176,479	(36,796)	979,711
Non-controlling interest	—	—	—	4,590	4,590
	594,072	245,956	176,479	(32,206)	984,301

(*)	As of June 30, 2021, the banking segment included 50 percent of Interbank’s income from Izipay, which were recorded in the caption “Other income”.
(**)	Corresponds to interest and similar income, other income and net premiums earned.

	30.06.2022
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	99,588	18,047	2,756	53	731	121,175
Total assets	66,025,132	13,754,888	5,112,802	650,582	159,080	85,702,484
Total liabilities	59,341,868	12,897,570	4,207,811	457,759	(217,326)	76,687,682

	31.12.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	216,786	157,186	40,114	616	414,702
Total assets	68,584,019	15,254,493	5,722,539	392,858	89,953,909
Total liabilities	61,581,982	14,380,847	4,427,452	8,266	80,398,547

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties, for the semester ended June 30, 2022 or the year ended December 31, 2021, as applicable.

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of June 30, 2022 and December 31, 2021, are presented below:

	As of June 30, 2022
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,303,969	12,303,969
Inter-bank funds	—	—	—	200,030	200,030
Financial investments	2,311,288	17,460,353	506,147	3,316,565	23,594,353
Loans, net	—	—	—	43,980,349	43,980,349
Due from customers on acceptances	—	—	—	36,406	36,406
Other accounts receivable and other assets, net	594,121	—	—	947,476	1,541,597
	2,905,409	17,460,353	506,147	60,784,795	81,656,704
Financial liabilities
Deposits and obligations	—	—	—	47,277,705	47,277,705
Due to banks and correspondents	—	—	—	8,062,187	8,062,187
Bonds, notes and other obligations	—	—	—	7,905,433	7,905,433
Due from customers on acceptances	—	—	—	36,406	36,406
Insurance contract liabilities	—	—	—	10,351,718	10,351,718
Other accounts payable, provisions and other liabilities	293,035	—	—	2,552,086	2,845,121
	293,035	—	—	76,185,535	76,478,570

	As of December 31, 2021
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	17,104,465	17,104,465
Inter-bank funds	—	—	—	30,002	30,002
Financial investments	2,706,271	17,921,275	623,718	3,296,030	24,547,294
Loans, net	—	—	—	43,005,583	43,005,583
Due from customers on acceptances	—	—	—	152,423	152,423
Other accounts receivable and other assets, net	793,361	—	—	629,472	1,422,833
	3,499,632	17,921,275	623,718	64,217,975	86,262,600
Financial liabilities
Deposits and obligations	—	—	—	48,897,944	48,897,944
Due to banks and correspondents	—	—	—	8,522,849	8,522,849
Bonds, notes and other obligations	—	—	—	8,389,672	8,389,672
Due from customers on acceptances	—	—	—	152,423	152,423
Insurance contract liabilities	—	—	—	11,958,058	11,958,058
Other accounts payable, provisions and other liabilities	413,797	—	—	1,865,080	2,278,877
	413,797	—	—	79,786,026	80,199,823

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company operates an Internal Audit Division in charge of the monitoring of the processes and controls deemed key to secure an adequate risk control under the standards defined by the Sarbanes-Oxley Act.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2021 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b)	Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the

Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2022 and December 31, 2021, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2022
Derivatives, Note 8(b)	594,121	—	594,121	(160,106)	(266,029)	167,986
Total	594,121	—	594,121	(160,106)	(266,029)	167,986
As of December 31, 2021
Derivatives, Note 8(b)	793,361	—	793,361	(279,024)	(174,790)	339,547
Total	793,361	—	793,361	(279,024)	(174,790)	339,547

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2022 and December 31, 2021, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged (Note 4(d))	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2022
Derivatives, Note 8(b)	293,035	—	293,035	(160,106)	(63,842)	69,087
Total	293,035	—	293,035	(160,106)	(63,842)	69,087
As of December 31, 2021
Derivatives, Note 8(b)	413,797	—	413,797	(279,024)	(121,613)	13,160
Total	413,797	—	413,797	(279,024)	(121,613)	13,160

(c)	Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of June 30, 2022, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.820 per US$1 bid and S/3.830 per US$1 ask (S/3.975 and S/3.998 as of December 31, 2021, respectively). As of June 30, 2022, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.825 per US$1 (S/3.987 as of December 31, 2021).

The table below presents the detail of the Group’s position:

	As of June 30, 2022				As of December 31, 2021
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,065,402	1,750,073	488,494	12,303,969	10,415,166	6,062,879	626,420	17,104,465
Inter-bank funds	—	200,030	—	200,030	—	30,002	—	30,002
Financial investments	7,294,412	16,217,701	82,240	23,594,353	8,709,754	15,708,023	129,517	24,547,294
Loans, net	12,194,856	31,785,493	—	43,980,349	12,086,570	30,919,013	—	43,005,583
Due from customers on acceptances	36,406	—	—	36,406	152,423	—	—	152,423
Other accounts receivable and other assets, net	318,424	1,187,603	35,570	1,541,597	222,795	1,199,349	689	1,422,833
	29,909,500	51,140,900	606,304	81,656,704	31,586,708	53,919,266	756,626	86,262,600
Liabilities
Deposits and obligations	18,958,994	27,857,734	460,977	47,277,705	20,003,314	28,382,727	511,903	48,897,944
Due to banks and correspondents	497,435	7,564,752	—	8,062,187	757,039	7,765,810	—	8,522,849
Bonds, notes and other obligations	7,264,315	641,118	—	7,905,433	7,616,634	773,038	—	8,389,672
Due from customers on acceptances	36,406	—	—	36,406	152,423	—	—	152,423
Insurance contract liabilities	3,748,973	6,602,745	—	10,351,718	5,241,284	6,716,774	—	11,958,058
Other accounts payable, provisions and other liabilities	1,226,406	1,609,408	9,307	2,845,121	523,281	1,753,975	1,621	2,278,877
	31,732,529	44,275,757	470,284	76,478,570	34,293,975	45,392,324	513,524	80,199,823
Forwards position, net	(889,846)	924,694	(34,848)	—	(378,778)	464,885	(86,107)	—
Currency swaps position, net	1,211,340	(1,211,340)	—	—	2,171,025	(2,171,025)	—	—
Cross currency swaps position, net	2,036,193	(2,036,193)	—	—	2,123,300	(2,123,300)	—	—
Options position, net	(117)	117	—	—	(3)	3	—	—
Monetary position, net	534,541	4,542,421	101,172	5,178,134	1,208,277	4,697,505	156,995	6,062,777

As of June 30, 2022, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$664,845,000, equivalent to S/2,543,032,000 (US$651,240,000, equivalent to S/2,596,494,000 as of December 31, 2021).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of June 30, 2022				As of December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	831,118	419,968	1,060,202	2,311,288	978,978	633,400	1,093,893	2,706,271
Debt instruments measured at fair value through other comprehensive income	11,980,832	5,164,637	—	17,145,469	11,194,459	6,435,328	—	17,629,787
Equity instruments measured at fair value through other comprehensive income	374,317	93,580	38,250	506,147	556,162	27,686	39,870	623,718
Derivatives receivable	—	594,121	—	594,121	—	793,361	—	793,361
	13,186,267	6,272,306	1,098,452	20,557,025	12,729,599	7,889,775	1,133,763	21,753,137
Accrued interest				314,884				291,488
Total financial assets				20,871,909				22,044,625
Financial liabilities
Derivatives payable	—	293,035	—	293,035	—	413,797	—	413,797

(*)	As of June 30, 2022 and December 31, 2021, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity. Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.). Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2022 and 2021, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Initial balance as of January 1	1,133,763	514,922
Purchases	109,054	629,543
Sales	(146,581)	(237,870)
Gain recognized on the consolidated statement of income	2,216	227,168
Final balance	1,098,452	1,133,763

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of June 30, 2022					As of December 31, 2021
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	12,303,969	—	12,303,969	12,303,969	—	17,104,465	—	17,104,465	17,104,465
Inter-bank funds	—	200,030	—	200,030	200,030	—	30,002	—	30,002	30,002
Investments at amortized cost	2,957,820	—	—	2,957,820	3,316,565	3,181,392	—	—	3,181,392	3,296,030
Loans, net	—	42,235,572	—	42,235,572	43,980,349	—	42,892,599	—	42,892,599	43,005,583
Due from customers on acceptances	—	36,406	—	36,406	36,406	—	152,423	—	152,423	152,423
Other accounts receivable and other assets, net	—	947,476	—	947,476	947,476	—	629,472	—	629,472	629,472
Total	2,957,820	55,723,453	—	58,681,273	60,784,795	3,181,392	60,808,961	—	63,990,353	64,217,975
Liabilities
Deposits and obligations	—	47,267,422	—	47,267,422	47,277,705	—	48,914,408	—	48,914,408	48,897,944
Due to banks and correspondents	—	7,680,707	—	7,680,707	8,062,187	—	8,274,484	—	8,274,484	8,522,849
Bonds, notes and other obligations	6,543,436	1,005,116	—	7,548,552	7,905,433	7,286,082	1,202,219	—	8,488,301	8,389,672
Due from customers on acceptances	—	36,406	—	36,406	36,406	—	152,423	—	152,423	152,423
Insurance contract liabilities	—	10,351,718	—	10,351,718	10,351,718	—	11,958,058	—	11,958,058	11,958,058
Other accounts payable and other liabilities	—	2,552,086	—	2,552,086	2,552,086	—	1,865,080	—	1,865,080	1,865,080
Total	6,543,436	68,893,455	—	75,436,891	76,185,535	7,286,082	72,366,672	—	79,652,754	79,786,026

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of June 30, 2022 and December 31, 2021, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

As of June 30, 2022 and December 31, 2021, the value of the managed off-balance sheet financial assets is as follows:

	30.06.2022	31.12.2021
	S/(000)	S/(000)
Investment funds	17,153,548	18,669,786
Mutual funds	4,270,268	4,310,914
Total	21,423,816	22,980,700